  As filed with the Securities and Exchange Commission on September 20, 1999.

                                                       File Nos. 333-81015

                                                                 811-08619
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM N-4

                          REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                                          Post-Effective Amendment No.
       Pre-Effective Amendment No. 1

                          REGISTRATION STATEMENT
                                     UNDER
                      THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No.
                       (Check appropriate box or boxes.)

                                ---------------

           MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4
                          (Exact Name of Registrant)

                                ---------------

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                                ---------------

                 1295 State Street, Springfield, Massachusetts
                                                             01111
             (Address of Depositor's Principal Executive Offices)
                                                           (Zip Code)

       Depositor's Telephone Number, including Area Code (413) 744-78411

                     Name and Address of Agent for Service

                              Stephen R. Bosworth
                 Vice President and Associate General Counsel
                  Massachusetts Mutual Life Insurance Company
                               1295 State Street
                       Springfield, Massachusetts--01111

                                ---------------

   Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

   It is proposed that this filing will become effective

   [_] immediately upon filing pursuant to paragraph (b) of Rule 485

   [_] on   pursuant to paragraph (b) of Rule 485

   [_] 60 days after filing pursuant to paragraph (a) of Rule 485

   [_] on (date) pursuant to paragraph (a) of the Rule 485

   If appropriate, check the following box:

   [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

   Title of Securities Being Registered: Individual Certificate issued under a Group Variable Deferred Annuity Contract with Flexible Purchase Payments

                                ---------------

   This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a) may determine.

================================================================================

                            CROSS REFERENCE TO ITEMS
                              REQUIRED BY FORM N-4

N-4 Item                                   Caption in Prospectus
--------                                   ---------------------
 1........................................ Cover Page
 2........................................ Definitions
 3........................................ Table of Fees and Expenses
 4........................................ (Not applicable)
 5........................................ The Company; Investment Choices
 6........................................ Expenses; Distribution
 7........................................ Ownership; Purchasing a Certificate;
                                           Voting Rights; Reservation of Rights;
                                           Certificate Value; Cover Page
 8........................................ The Income Phase
 9........................................ Death Benefit
10........................................ The Accumulation Phase; Distributors
11........................................ Highlights; Withdrawals
12........................................ Taxes
13........................................ Legal Proceedings
14........................................ Additional Information
                                           Caption in the
                                           Statement of Additional Information
                                           -----------------------------------
15........................................ Cover Page
16........................................ Table of Contents
17........................................ Company
18........................................ Experts; Distribution
19........................................ Purchase of Securities Being Offered
20........................................ Distribution
21........................................ Performance Measures
22........................................ Annuity Payments
23........................................ Financial Statements

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

Massachusetts Mutual Life Insurance Company
Massachusetts Mutual Variable Annuity
Separate Account 4

Panorama Passage Variable Annuity

This prospectus describes the Panorama Passage individual certificates issued under a group variable deferred annuity contract with flexible purchase payments offered by Massachusetts Mutual Life Insurance Company. It provides for accumulation of certificate value and annuity payments on a fixed and variable basis.

You, the participant, have a number of investment choices in this certificate. These investment choices include three fixed account options as well as the following twenty-eight funds which are offered through our separate account, Massachusetts Mutual Variable Annuity Separate Account 4.

Panorama Series Fund, Inc.
 .  Panorama Total Return Portfolio
 .  Panorama Growth Portfolio

 .  Oppenheimer International Growth Fund/VA

Oppenheimer Variable Account Funds
 .  Oppenheimer Money Fund/VA

 .  Oppenheimer Aggressive Growth Fund/VA
 .  Oppenheimer Strategic Bond Fund/VA
 .  Oppenheimer Main Street Growth & Income Fund/VA
 .  Oppenheimer High Income Fund/VA
 .  Oppenheimer Capital Appreciation Fund/VA
 .  Oppenheimer Global Securities Fund/VA

Fidelity Variable Insurance Products Fund

 .  VIP Growth Portfolio - Service Class

Fidelity Variable Insurance Products Fund II

 .  VIP II Contrafund(R) Portfolio - Initial Class

Fidelity Variable Insurance Products Fund III

 .  VIP III Growth Opportunities Portfolio - Service Class

American Century Variable Portfolios, Inc.

 .  American Century VP Income & Growth Fund

 .  American Century VP Value Fund

T. Rowe Price Equity Series, Inc.
 .  T. Rowe Price Mid-Cap Growth Portfolio

MML Series Investment Fund
 .  MML Equity Fund
 .  MML Blend Fund
 .  MML Equity Index Fund
 .  MML Small Cap Value Equity Fund
 .  MML Growth Equity Fund
 .  MML Small Cap Growth Equity Fund
 .  MML Managed Bond Fund

Janus Aspen Series

 .  Janus Aspen Worldwide Growth Portfolio

 .  Janus Aspen Capital Appreciation Portfolio

Templeton Variable Products Series Fund

 .  Templeton International Fund - Class 2 Shares

BT Insurance Funds Trust

 .  BT Small Cap Index Fund

MFS(R) Variable Insurance TrustSM

 .  MFS(R) Growth With Income Series

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the Panorama Passage Variable Annuity.

To learn more about the Panorama Passage certificate, you can obtain a copy of the Statement of Additional Information (SAI), dated September 30, 1999. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page 35 of this prospectus. For a free copy of the SAI, or for general inquiries, call our Annuity Service Center at (800) 366-8226 or write to: Panorama Passage, Annuity Products, W578 P.O. Box 9067, Springfield, Massachusetts 01102-9067.

The certificates:
 .  are not bank deposits.
 .  are not federally insured.
 .  are not endorsed by any bank or governmental agency.
 .  are not guaranteed and may be subject to loss of principal.

 The SEC has not approved these certificates or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

September 30, 1999.

Table Of Contents

Highlights                                                                    4
Massachusetts Mutual Variable Annuity Separate Account 4 -Panorama Passage
Segment Table of Fees and Expenses                                            5
The Company                                                                  10
The Panorama Passage Individual Certificate Issued under a Group Deferred
Variable Annuity Contract - General Overview                                 10
Ownership                                                                    11
  Contract Owner                                                             11
  Participant                                                                11
  Joint Participant                                                          11
  Annuitant                                                                  11
  Beneficiary                                                                11
Purchasing a Certificate                                                     12
  Purchase Payments                                                          12
  Allocation of Purchase Payments                                            12
Investment Choices                                                           13
  The Separate Account                                                       13
  The Funds                                                                  13
  The Fixed Accounts                                                         18
   DCA Fixed Accounts                                                        18
   The Fixed Account                                                         18
Certificate Value                                                            19
  Accumulation Units                                                         19
  Transfers                                                                  19
   Transfers During the Accumulation Phase                                   19
   Transfers During the Income Phase                                         20
  Dollar Cost Averaging Program                                              20
  Automatic Rebalancing Program                                              21
  Withdrawals                                                                21
   Systematic Withdrawal Program                                             22
Expenses                                                                     23
  Insurance Charges                                                          23
   Mortality and Expense Risk Charge                                         23
   Administrative Charge                                                     23
  Annual Certificate Maintenance Charge                                      23
  Premium Taxes                                                              23
  Transfer Fee                                                               24
  Income Taxes                                                               24
  Fund Expenses                                                              24
The Income Phase                                                             25
  Fixed Annuity Payments                                                     25
  Variable Annuity Payments                                                  25
  Annuity Unit Value                                                         26
  Annuity Options                                                            26
Death Benefit                                                                27
  Death of Participant During the Accumulation Phase                         27
  Death Benefit Amount During the Accumulation Phase                         27
   Basic Death Benefit                                                       27
   Reset Death Benefit                                                       27
   Ratchet Death Benefit                                                     28
  Death Benefit Payment Options During the Accumulation Phase                29
  Death of Participant During the Income Phase                               29
  Death of Annuitant                                                         29
Taxes                                                                        30
  Annuity Certificates in General                                            30
  Qualified and Non-Qualified Certificates                                   30
  Withdrawals - Non-Qualified Certificates                                   31
  Withdrawals - Qualified Certificates                                       31
  Withdrawals - Tax Sheltered Annuities                                      32
Other Information                                                            33
  Performance                                                                33
   Standardized Total Returns                                                33
   Nonstandard Total Returns                                                 33
   Yield and Effective Yield                                                 33
   Related Performance                                                       33
  Year 2000                                                                  33
  Distributors                                                               34
  Electronic Transmission of Application Information                         34
  Assignment                                                                 34
  Voting Rights                                                              34
  Reservation of Rights                                                      35
  Suspension of Payments or Transfers                                        35
  Legal Proceedings                                                          35
  Financial Statements                                                       35
Additional Information                                                       35


Table Of Contents

Index Of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the certificate, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

                         Page

Accumulation Phase        10

Accumulation Unit         19

Annuitant                 11

Annuity Date              25

Annuity Options           26

Annuity Payments          25

Annuity Service Center     1

Annuity Unit Value        26

Certificate               10

Certificate Anniversary   27

Contract Owner            11

Income Phase              25

Non-Qualified             30

Participant               11

Purchase Payment          12

Qualified                 30

Separate Account          13

Tax Deferral              10

                                                          Index Of Special Terms

Highlights
This prospectus describes the general provisions of the certificate. You may review a copy of the certificate upon request.

Free Look

You have a right to examine your certificate. If you change your mind about owning your certificate, you can cancel it within 10 days after receiving it. However, this time period may vary by state. You will receive your certificate value as of the business day we receive your certificate and written request at our Annuity Service Center.

If you purchase this certificate as an IRA or your state requires it, we will return the greater of your purchase payments less any withdrawals you took, or the certificate value.

Sales Charge

We do not assess a sales charge when you make a purchase payment or if you withdraw all or any part of your certificate value.
Federal Income Tax Penalty

If you withdraw any of the certificate value from your non-qualified certificate, a 10% federal income tax penalty may be applied to the amount of the withdrawal that is includible in your gross income for tax purposes. Some withdrawals may be exempt from the penalty tax. They include any amounts:

 .  paid on or after you reach age 59 1/2;

 .  paid to your beneficiary after you die;

 .  paid if you become totally disabled as that term is defined in the Internal
   Revenue Code;

 . paid in a series of substantially equal payments made annually or more frequently, for life or your life expectancy or for the joint life expectancies of you and your designated beneficiary;

 .  paid under an immediate annuity; or

 .  which come from purchase payments made before August 14, 1982.

The Internal Revenue Code (the Code) treats any withdrawals (1) allocable to purchase payments made after August 13, 1982 in an annuity certificate entered into prior to August 14, 1982 and (2) from an annuity certificate entered into after August 14, 1982, as first coming from earnings and then from your purchase payments. Separate tax penalties and restrictions apply to withdrawals under qualified contracts. Please refer to the Taxes section of this prospectus for more information.

Highlights

Massachusetts Mutual Variable Annuity

Separate Account 4 - Panorama Passage Segment
Table Of Fees And Expenses

Participant Transaction Expenses

Transfer Fee:

  During Accumulation Phase:              We will not charge for the first 12
                                          transfers in a calendar year;
                                          thereafter we reserve the right to
                                          assess a fee which is the lesser of
                                          $20 or 2% of the amount transferred.

  During Income Phase:                    We allow only 6 transfers in a
                                          calendar year and we will not assess
                                          a fee for these 6 transfers.

Sales Load on Purchase Payments:          None

Contingent Deferred Sales Charge:         None

Annual Certificate Maintenance Charge:
                                          $40 per Certificate Year*; waived if
                                          certificate value is $100,000 or
                                          greater.

Separate Account Annual Expenses
(as a percentage of the average account value)

Mortality and Expense Risk Charge:

  Certificate Years 1 through 10:         1.34%**

  Certificate Years 11+:                  1.09%**

Administrative Charge:
                                          0.15% per Certificate Year.***

Total Separate Account Annual Expenses:

  Certificate Years 1 through 10:         1.49%

  Certificate Years 11+:                  1.24%

  * We may increase this charge, but it will not exceed $60.

 ** We may increase this charge, but it will not exceed 1.50% in certificate years 1 through 10, or 1.35% in certificate years 11 and after.

*** We may increase this charge, but it will not exceed 0.25%.
                                                      Table Of Fees And Expenses

Annual Fund Expenses
(as a percentage of average net assets as of December 31, 1998)

                                                                     Total
                              Management       Other               Operating
                              Fees After   Expenses After        Expenses After
                               Expense        Expense     12b-1     Expense
                            Reimbursements Reimbursements Fees   Reimbursements

  Oppenheimer Money
  Fund/VA                        0.45%          0.05%       --        0.50%
  Oppenheimer Aggressive
  Growth Fund/VA                 0.69%          0.02%       --        0.71%
  Oppenheimer Strategic
  Bond Fund/VA                   0.74%          0.06%       --        0.80%
  Oppenheimer Main Street
  Growth & Income Fund/VA        0.74%          0.05%       --        0.79%
  Oppenheimer High Income
  Fund/VA                        0.74%          0.04%       --        0.78%
  Oppenheimer Capital
  Appreciation Fund/VA           0.72%          0.03%       --        0.75%
  Oppenheimer Global
  Securities Fund/VA             0.68%          0.06%       --        0.74%
  Panorama Growth
  Portfolio                      0.52%          0.01%       --        0.53%
  Oppenheimer
  International Growth
  Fund/VA                        1.00%          0.09%       --        1.09%
  Panorama Total Return
  Portfolio                      0.53%          0.02%       --        0.55%
  Fidelity's VIP Growth
  Portfolio - Service
  Class                          0.59%          0.11%     0.10%       0.80%/3/
  Fidelity's VIP II
  Contrafund(R) Portfolio
  - Initial Class                0.59%          0.11%       --        0.70%/3/
  Fidelity's VIP III
  Growth Opportunities
  Portfolio - Service
  Class                          0.59%          0.11%     0.10%       0.80%/3/
  American Century VP
  Income & Growth Fund           0.70%          0.00%       --        0.70%
  American Century VP
  Value Fund                     1.00%          0.00%       --        1.00%
  T. Rowe Price Mid-Cap
  Growth Portfolio               0.85%          0.00%       --        0.85%
  MML Managed Bond Fund          0.45%          0.03%/2/    --        0.48%
  MML Small Cap Value
  Equity Fund                    0.39%          0.05%/2/    --        0.44%
  MML Equity Fund                0.37%          0.00%/2/    --        0.37%
  MML Blend Fund                 0.37%          0.00%/2/    --        0.37%
  MML Equity Index Fund          0.30%          0.20%       --        0.50%
  MML Growth Equity Fund         0.80%          0.11%/2/    --        0.91%/1/
  MML Small Cap Growth
  Equity Fund                    1.08%          0.11%/2/    --        1.19%/1/
  Janus Aspen Worldwide
  Growth Portfolio               0.65%          0.07%       --        0.72%/4/
  Janus Aspen Capital
  Appreciation Portfolio         0.70%          0.22%       --        0.92%/4/
  Templeton International
  Fund - Class 2 Shares/6/       0.69%          0.17%     0.25%       1.11%
  BT Small Cap Index Fund        0.35%          0.10%       --        0.45%/5/
  MFS(R) Growth With
  Income Series                  0.75%          0.13%       --        0.88%

Table Of Fees And Expenses

/1/The MML Growth Equity Fund and the MML Small Cap Growth Equity Fund began operations in 1999 and therefore had no operating expenses as of December 31, 1998. The investment manager estimates that the total operating expenses for these Funds in 1999 will be as shown.

/2/We agreed to bear expenses of the MML Equity Fund, MML Blend Fund, MML Managed Bond Fund, MML Small Cap Value Equity Fund, MML Growth Equity Fund, MML Managed Bond and MML Small Cap Growth Equity Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of the Funds through April 30, 2000. The expenses shown for the MML Growth Equity Fund and MML Small Cap Growth Equity Fund include this reimbursement. If not included, the other expenses for these Funds in 1999 are estimated to be 0.25%, for the MML Growth Equity Fund, increasing the MML Growth Equity Fund's total fund expenses to 1.05% and 0.25% for the MML Small Cap Growth Equity Fund, increasing the MML Small Cap Growth Equity Fund's total fund expenses to 1.33%. We do not expect that we will be required to reimburse any expenses of the MML Equity Fund, MML Blend Fund, MML Managed Bond Fund and MML Small Cap Value Equity Fund in 1999.

/3/A portion of the brokerage commissions that the VIP Growth Portfolio, the VIP II Contrafund(R) Portfolio, and the VIP III Growth Opportunities Portfolio pay was used to reduce the other expenses for the Portfolios. In addition, these Portfolios have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the other expenses for the VIP Growth Portfolio would have been 0.06%, decreasing the VIP Growth Portfolio's total fund expenses to 0.75%; the other expenses for the VIP II Contrafund(R) Portfolio would have been 0.07%, decreasing the VIP II Contrafund(R) Portfolio's total fund expenses to 0.66%; and the other expenses for the VIP III Growth Opportunities Portfolio would have been 0.10%, decreasing the VIP III Growth Opportunities Portfolio's total fund expenses to 0.79%.

/4/Janus Capital has agreed to reduce the management fee of the Janus Aspen Worldwide Growth Portfolio and the Janus Aspen Capital Appreciation Portfolio to the level of their corresponding Janus retail funds. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Janus Capital has agreed to continue the waivers and fee reductions until at least the next annual renewal of the advisory agreement. Without such reductions, the total fund expenses for the Janus Aspen Worldwide Growth Portfolio and the Janus Aspen Capital Appreciation Portfolio would have been 0.74% and 0.97%, respectively.

/5/Bankers Trust Company has voluntarily undertaken to waive its management fee and reimburse the BT Small Cap Index Fund certain expenses so that the total fund expenses for the BT Small Cap Index Fund will not exceed 0.45%. Bankers Trust Company may not recoup any of its waived investment advisory fees. Such waivers by Bankers Trust Company should stay in effect for at least 12 months. Without such waivers and reimbursements, the total fund expenses for the BT Small Cap Index Fund would have been 1.58%.

/6/The Fund's Class 2 distribution plan or '"Rule 12b-1 plan" is described in the Fund's prospectus.

(See the funds' prospectuses for more information.)

                                                 Table Of Fees And Expenses

Example

The following example is designed to help you understand the expenses in the certificate. The example shows the cumulative expenses you would pay assuming you invested $1,000 in a certificate and allocated all of it to a fund which earned 5% each year. The example assumes that you withdrew all your money or decided to begin the income phase at the end of each year shown. (Currently, the income phase is not available until the end of your 1st certificate year.) All the expenses shown in the table of fees and expenses, including the annual fund expenses, are assumed to apply.

  Sub-Account                              Year  1   3   5    10

  Oppenheimer Money                             $21 $66 $112 $242
  Oppenheimer Aggressive Growth                  23  72  123  264
  Oppenheimer Strategic Bond                     24  75  128  273
  Oppenheimer Main Street Growth & Income        24  74  127  272
  Oppenheimer High Income                        24  74  127  271
  Oppenheimer Capital Appreciation               24  73  125  268
  Oppenheimer Global Securities                  24  73  125  267
  Panoroma Growth                                22  66  114  245
  Oppenheimer International Growth               27  84  143  302
  Panorama Total Return                          22  67  115  247
  Fidelity's VIP Growth                          24  75  128  273
  Fidelity's VIP II Contrafund(R)                23  72  123  263
  Fidelity's VIP III Growth Opportunities        24  75  128  273
  American Century VP Income & Growth            23  72  123  263
  American Century VP Value                      26  81  138  293
  T. Rowe Price Mid-Cap Growth                   25  76  130  278
  MML Managed Bond                               21  65  111  240
  MML Small Cap Value Equity                     21  64  109  236
  MML Equity                                     20  61  106  228
  MML Blend                                      20  61  106  228
  MML Equity Index                               21  65  112  242
  MML Growth Equity                              25  78  134  284
  MML Small Cap Growth Equity                    28  87  148  312
  Janus Aspen Worldwide Growth                   23  72  124  265
  Janus Aspen Capital Appreciation               26  78  134  285
  Templeton International                        27  84  144  304
  BT Small Cap Index                             21  64  110  237
  MFS(R) Growth With Income                      25  77  132  281

Table Of Fees And Expenses

The purpose of the Table of Fees and Expenses is to assist you in understanding the various costs and expenses that you will incur. The table reflects expenses of the separate account and the funds.

The examples reflect the $40 annual certificate maintenance charge as an annual charge of 0.08 % of the assets. This charge is based on an anticipated average certificate value of $50,000.

The examples do not reflect any premium taxes. However, premium taxes may apply.

The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

                                                 Table Of Fees And Expenses

The Company

Massachusetts Mutual Life Insurance Company, ("MassMutual") is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life, accident, and health insurance business in all states, the District of Columbia, Puerto Rico and certain provinces of Canada. MassMutual had consolidated statutory assets in excess of $67 billion and estimated total assets under management of $176.8 billion as of December 31, 1998.

The Panorama Passage Individual Certificate Issued under a Group Deferred Variable Annuity Contract
General Overview

This annuity is a certificate between you, the participant and us, Massachusetts Mutual Life Insurance Company. The certificate is intended for retirement savings or other long-term investment purposes. We do not assess a sales charge when you make a purchase payment or if you withdraw any part of your certificate value.

In exchange for your purchase payments, we agree to pay you an income when you choose to receive it. You select the income period beginning on a date you designate. According to your certificate, this date must be at least 5 years from when you purchase the certificate. However, we currently allow you to select a date that is at least 1 year from when you purchase the certificate.

The certificate, like all deferred annuity certificates, has two phases--the accumulation phase and the income phase. Your certificate is in the accumulation phase until you decide to begin receiving annuity payments. During the accumulation phase we provide a death benefit. You can choose from three death benefit choices. Once you begin receiving annuity payments, your certificate enters the income phase.

You are not taxed on certificate earnings until you take money from your certificate. This is known as tax deferral.

The certificate is called a flexible premium annuity because you may select the timing, amount and number of purchase payments.

The certificate is called a variable annuity because you can choose to allocate your purchase payments among various funds. Your investment choices include twenty-eight funds and three fixed accounts. The amount of money you are able to accumulate in your certificate during the accumulation phase depends upon the amount of your purchase payments, the investment performance of the funds you select and the interest we credit to any amounts you invest in the fixed accounts.

At the beginning of the income phase, you can choose to receive annuity payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the annuity payments you receive will fluctuate depending on the investment performance of the funds you select for the income phase. If you choose to receive payments on a fixed basis, the payments you receive will remain level.

The Company/General Overview

Ownership

Contract Owner

The contract owner is the person or non-natural person who maintains the ownership rights stated in the contract that are not delegated to the participants. The owner of the contract is usually an employer, trustee or other sponsor of a group that is comprised of participants. If the contract is purchased as part of an employee benefit plan, the plan may govern which ownership rights are maintained by the contract owner and which are delegated to participants.

Participant

The participant is named at time of application. The participant can be an individual or a non-natural person. We will not issue a certificate to you if you have reached your 85th birthday as of the date we proposed to issue the certificate.

As the participant of the certificate, you exercise all rights under the certificate. The participant names the beneficiary. You may change the participant of the certificate at any time prior to the annuity date by written request. If you change the participant, the change is subject to our underwriting rules. Changing the participant may result in tax consequences. On and after the annuity date, you continue as the participant.

Joint Participant

The certificate can be owned by joint participants. Unless prohibited by a state, only you and your spouse can be joint participants. We will not issue a certificate to you if either proposed joint participant has reached their 85th birthday as of the date we proposed to issue the certificate.

Upon the death of either joint participant, the surviving spouse will be the designated beneficiary and may continue the certificate unless prohibited by a state. We will treat any other beneficiary designation at the time of death as a contingent beneficiary. Unless otherwise indicated on the application, both signatures will be required for all transactions, if there are joint participants.

Annuitant

The annuitant is the person on whose life we base annuity payments. You designate the annuitant at the time of application. We will not issue a certificate to you if the proposed annuitant has reached his/her 85th birthday as of the date we proposed to issue the certificate. You may change the annuitant before the annuity date, subject to our underwriting rules. However, the annuitant may not be changed on a certificate owned by a non-natural person.

Beneficiary

The beneficiary is the person(s) or entity you name to receive any death benefit. You name the beneficiary at the time of application. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If you name an irrevocable beneficiary, you must get consent from the irrevocable beneficiary to change the beneficiary.

A beneficiary who is your surviving spouse may elect to continue the certificate in his or her own name, elect a lump sum payment of the death benefit, or apply the death benefit to an annuity option.
                                                                       Ownership

Purchasing a Certificate

Purchase Payments

The minimum amount we accept for your initial purchase payment is $25,000.

You can make additional purchase payments of $250 or more to your certificate. We will accept as little as $100 if you have selected our automatic investment plan option.

The maximum amount of cumulative purchase payments we accept without our prior approval is based on your age when we issued the certificate. The maximum amount is:

 .  $1 million up to age 75 1/2; or

 .  $500,000 if older than age 75 1/2.

If the participant is not a natural person, these purchase payment limits will apply to the annuitant's age. If there are joint participants, age refers to the oldest participant.

You may make your initial purchase payment by giving it and your complete application to your agent/broker. You can make additional purchase payments by mailing them to our Annuity Service Center. You may also instruct your bank to wire transfer funds to:

  Chase Manhattan Bank, New York,
  New York
  ABA #021000021

  MassMutual Account 323131921
  Ref: Certificate #
  Name: (Your Name)

We have the right to reject any application or purchase payment.

Allocation of Purchase Payments

When you purchase your certificate, you choose how we will apply your purchase payments among the investment choices. If you make additional purchase payments, we will apply them in the same way as your first purchase payment, unless you tell us otherwise.

Once we receive your purchase payment and the necessary information at our Annuity Service Center, we will issue your certificate and apply your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information.

If you add more money to your certificate by making additional purchase payments, we will credit these amounts to your certificate on the business day we receive them at our Annuity Service Center. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your purchase payment at our Annuity Service Center on a non-business day or after the business day closes, we will credit the amount to your certificate effective the next business day.

Purchasing a Certificate

Investment Choices

The Separate Account

We established a separate account, Massachusetts Mutual Variable Annuity Separate Account 4 (separate account), to hold the assets that underlie the certificates. Our Board of Directors adopted a resolution to establish the separate account under Massachusetts insurance law on July 9, 1997. We have registered the separate account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

We own the assets of the separate account. However, those separate account assets equal to the reserves and other certificate liabilities are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to, or charged against, the certificates and not against any other certificates we may issue.

We established a segment of the separate account for the certificates. We currently divide this segment into 28 sub-accounts. Each of these sub-accounts invests in a fund. You bear the complete investment risk for purchase payments that you allocate to a fund.

The Funds

The certificate offers 28 funds which are listed below. Additional funds may be added in the future.

Panorama Series Fund, Inc.

Panorama Series Fund, Inc. ("Panorama Fund") is an open-end investment company. OppenheimerFunds, Inc. ("OFI"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, ("Investment Advisers Act") is the investment adviser to the Panorama Fund. It performs administrative functions relative to the Panorama Fund, including the keeping of all records not maintained by the custodian.

OFI has operated as an investment adviser since 1959 and, together with a subsidiary, manages companies with $95 billion in assets and 4 million shareholder accounts as of December 31, 1998. OFI is owned by Oppenheimer Acquisition Corporation, a holding company that is owned in part by senior officers for OFI and controlled by MassMutual. The address of OFI is Two World Trade Center, New York, NY 10048-0203.

Panorama Total Return Portfolio. The Panorama Total Return Portfolio seeks to maximize total investment return (including both capital appreciation and income) by allocating its assets among stocks, corporate bonds, U.S. Government securities and its instrumentalities, and money market instruments according to changing market conditions.

Panorama Growth Portfolio. The Panorama Growth Portfolio seeks long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings. Realization of current income is a secondary consideration.

Oppenheimer International Growth Fund/VA. The Oppenheimer International Growth Fund/VA seeks long-term growth of capital by investing primarily in equity securities of companies wherever located, the primary stock market of which is outside the United States.

Oppenheimer Variable Account Funds

Oppenheimer Variable Account Funds ("Oppenheimer Funds") is an investment company consisting of 10 separate series of shares known as funds. Seven of these funds are available as investment options in the certificate. The Oppenheimer Funds are also advised by OFI.

Oppenheimer Money Fund/VA. The Oppenheimer Money Fund/VA seeks maximum current income from investments in money market securities that is consistent with low capital risk and maintenance of liquidity. The Fund invests in short-term, high quality "money market" securities.

Oppenheimer Aggressive Growth Fund/VA. The Oppenheimer Aggressive Growth
Fund/VA seeks long-term capital appreciation by investing in "growth-type" companies.
                                                              Investment Choices

Oppenheimer Strategic Bond Fund/VA. The Oppenheimer Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities. The Fund invests in three market sectors: debt securities of foreign governments and companies, U.S. Government securities and lower-rated high yield securities of U.S. Companies.

Oppenheimer Main Street Growth & Income Fund/VA. The Oppenheimer Main Street Growth & Income Fund/VA seeks total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Oppenheimer High Income Fund/VA. The Oppenheimer High Income Fund/VA seeks a high level of current income. The Fund invests in unrated securities or high risk securities in the lower rating categories, commonly known as "junk bonds," which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities.

Oppenheimer Capital Appreciation Fund/VA. The Oppenheimer Capital Appreciation Fund/VA seeks long-term capital appreciation by investing in securities of well-known established companies. It invests mainly in equity securities.

Oppenheimer Global Securities Fund/VA. The Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities. It invests in equity securities of U.S. and foreign issuers.

MML Series Investment Fund ("MML Trust")

MML Trust is a no-load, open-end, investment company having eight series of shares, each of which has different investment objectives designed to meet different investment needs. Seven of the series are available as investment options within the certificate. MassMutual serves as the investment adviser to the MML Trust.

MassMutual has entered into a subadvisory agreement with David L. Babson and Company, Inc. ("Babson"), a controlled subsidiary of the MassMutual, whereby Babson manages the investment of the assets of the MML Small Cap Value Equity Fund, the MML Equity Fund, and the equity sector of the MML Blend Fund.

MassMutual has entered into a subadvisory agreement with Massachusetts Financial Services Company ("MFS"), whereby MFS manages the investment of the MML Growth Equity Fund.

MassMutual has entered into subadvisory agreements with J.P. Morgan Investment Management Company Inc. ("J.P. Morgan") and Waddell & Reed Investment Management Company ("Waddell & Reed"), whereby J.P. Morgan and Waddell & Reed each manage 50% of the portfolio of MML Small Cap Growth Equity Fund.

MassMutual has entered into a subadvisory agreement with Mellon Equity Associates, LLP ("Mellon Equity") whereby Mellon Equity manages the investments of the MML Equity Index Fund.

MML Small Cap Value Equity Fund. The MML Small Cap Value Equity Fund seeks growth of capital and income over time by investing primarily in small company stocks.

MML Equity Fund. The MML Equity Fund seeks to achieve a superior rate of return over time from both capital appreciation and current income and to preserve capital by investing in equity securities.

MML Blend Fund. The MML Blend Fund seeks a high total rate of return over time, consistent with prudent investment risk and capital preservation, by investing in equity, fixed income and money market securities.

MML Equity Index Fund. The MML Equity Index Fund seeks investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index./1/

/1/"Standard & Poor's," "Standard & Poor's 500" and "S&P 500" are trademarks of The McGraw-Hill Companies and have been licensed for use by the Fund. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies ("S&P"), or The McGraw-Hill Companies, Inc. Standard & Poor's makes no representation regarding the advisability of investing in the Fund.

Investment Choices

MML Growth Equity Fund. The MML Growth Equity Fund seeks growth of capital and income over time by investing primarily in equity securities of large companies with long-term growth potential.

MML Small Cap Growth Equity Fund. The MML Small Cap Growth Equity Fund seeks growth of capital over time by investing primarily in equity securities of smaller and medium-size companies with long-term growth potential.

MML Managed Bond Fund. The MML Managed Bond Fund seeks a high rate of return, consistent with capital preservation, by investing primarily in investment grade, publicly-traded, fixed income securities.

T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Series, Inc. is a diversified, open-end investment company incorporated in Maryland in 1994. The T. Rowe Price Mid-Cap Growth Portfolio is a separate series of shares of T. Rowe Price Equity Series, Inc. T. Rowe Price Associates, Inc. (" T. Rowe Price") was founded in 1937 and is the investment adviser to the Portfolio. Its business address is 100 East Pratt Street, Baltimore, MD 21202.

T. Rowe Price Mid-Cap Growth Portfolio. The T. Rowe Price Mid-Cap Growth Portfolio seeks long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. T. Rowe Price defines mid-cap companies as those with market capitalizations within the range of companies in the S&P 400 Mid-Cap Index.

American Century Variable Portfolios, Inc.

American Century Variable Portfolios, Inc. ("American Century VP") was organized as a Maryland corporation in 1987 and is a diversified, open-end management investment company. American Century Investment Management, Inc. ("American Century") is the investment manager of American Century VP. American Century has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958. American Century's address is American Century Tower, 4500 Main Street, Kansas City Missouri 64111.

American Century VP Income & Growth Fund. The American Century VP Income & Growth Fund seeks dividend growth, income and capital appreciation by investing in common stocks.

American Century VP Value Fund. The American Century VP Value Fund seeks long-term capital growth by investing primarily in common stocks that the management team believes to be undervalued at the time of purchase. Income is a secondary objective.

Fidelity Variable Insurance Products Fund

Fidelity Variable Insurance Products Fund ("VIP") is an open-end management investment company organized as a Massachusetts business trust in 1981. Fidelity's VIP Growth Portfolio is a diversified fund of VIP.

Fidelity Management & Research Company ("FMR") is the investment adviser to Fidelity's VIP Growth Portfolio. FMR is the management arm of Fidelity Investments(R). Fidelity Investments has its principal place of business address at 82 Devonshire Street, Boston, MA 02109.

Fidelity's VIP Growth Portfolio-Service Class. Fidelity's VIP Growth Portfolio seeks to achieve capital appreciation by investing primarily in common stocks. This Portfolio invests in companies that the manager believes have above-average growth potential.

Fidelity Variable Insurance Products Fund II

Fidelity Variable Insurance Products Fund II ("VIP II") is an open-end management investment company, organized as a Massachusetts business trust in 1988. Fidelity's VIP II Contrafund(R) Portfolio is a diversified fund of VIP II.

FMR is the investment adviser to Fidelity's VIP II Contrafund(R) Portfolio. Fidelity Management & Research (U.K.) Inc. ("FMR U.K."), in London, England, and Fidelity Management & Research (Far East) Inc. ("FMR Far East"), in Tokyo, Japan, assist FMR with foreign investments. They each serve as subadvisors for Fidelity's VIP II Contrafund(R) Portfolio.
                                                              Investment Choices

Fidelity's VIP II Contrafund(R) Portfolio-Initial Class. Fidelity's VIP II Contrafund(R) Portfolio seeks long term capital appreciation by investing in the securities of companies whose value is not fully recognized by the public.

Fidelity Variable Insurance Products Fund III

Fidelity Variable Insurance Products Fund III ("VIP III") is an open-end management investment company organized as a Massachusetts business trust in 1994. Fidelity's VIP III Growth Opportunities Portfolio is a diversified fund of VIP III.

FMR is the investment adviser to Fidelity's VIP III Growth Opportunities Portfolio. FMR U.K. and FMR Far East assist FMR with foreign investments. They each serve as subadvisors for Fidelity's VIP III Growth Opportunities Portfolio.

Fidelity's VIP III Growth Opportunities Portfolio--Service Class. Fidelity's VIP III Growth Opportunities Portfolio seeks to provide capital growth by investing primarily in common stocks.

Janus Aspen Series

Janus Aspen Series ("Janus Aspen") is an open-end management investment company. Janus Aspen Worldwide Growth Portfolio and Janus Aspen Capital Appreciation are each a separate series of Janus Aspen.

Janus Capital is the investment adviser to the Janus Aspen Worldwide Growth Portfolio and the Janus Aspen Capital Appreciation Portfolio. Janus Capital is located at 100 Fillmore Street, Denver, CO 80206-4928.

Janus Aspen Worldwide Growth Portfolio. The Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of companies of any size throughout the world.

Janus Aspen Capital Appreciation Portfolio. The Janus Aspen Capital Appreciation Portfolio seeks long-term growth of capital. The Portfolio invests primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Templeton Variable Products Series Fund

The Templeton Variable Products Series Fund ("Templeton Fund") is an open-end management investment company organized as a Massachusetts business trust on February 25, 1988. The Templeton International Fund is a separate series of the Templeton Fund.

Templeton Investment Counsel, Inc. ("Templeton Investment Counsel") is the investment manager of the Templeton International Fund. Templeton Investment Counsel is located at 500 East Broward Boulevard, Fort Lauderdale, FL 33394-3091.

Templeton International Fund - Class 2 Shares. The Templeton International Fund seeks long-term capital growth. The Fund, under normal market conditions, will invest at least 65% of its total assets in the equity securities of companies located outside the U.S., including in emerging markets.

BT Insurance Funds Trust

BT Insurance Funds Trust ("BT Insurance Funds") was organized as a Massachusetts business trust in 1996. The BT Small Cap Index Fund is a separate series of the BT Insurance Funds.

Bankers Trust Company is the investment adviser to the BT Small Cap Index Fund. Bankers Trust Company is located at 130 Liberty Street, New York, NY 10006.

BT Small Cap Index Fund. The BT Small Cap Index Fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000(R) Small Stock Index*, which emphasizes stocks of small U.S. companies.

*"Frank Russell Company is the owner of the trademarks and copyrights relating to the Russell indexes."

MFS(R) Variable Insurance Trust SM

The MFS(R) Variable Insurance Trust SM ("MFS Trust") is an open-end management investment company, organized as a Massachusetts business

Investment Choices
trust in 1994. The MFS(R) Growth With Income Series is a separate series of the MFS Trust.

Massachusetts Financial Services Company ("MFS") advises the MFS(R) Growth With Income Series. MFS is located at 500 Boylston Street, Boston, MA 02116.

MFS(R) Growth With Income Series. The MFS(R) Growth With Income Series seeks to provide reasonable current income and long-term growth of capital and income. This Series invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depository receipts for those securities.

There is no assurance that the funds will achieve their stated objective. The fund prospectuses contain more detailed information about the funds. Current copies of the fund prospectuses are attached to this prospectus. You should read the information contained in the funds' prospectuses carefully before investing.

                                                              Investment Choices

The Fixed Accounts

We offer three fixed accounts as investment options--two fixed accounts for Dollar Cost Averaging (the "DCA Fixed Accounts"), each with a different maximum term, and The Fixed Account (collectively, "the fixed accounts"). The fixed accounts are investment options within our general account.

Amounts that you allocate to the fixed accounts become part of our general account assets and are subject to the claims of all our creditors. All of our general account assets will be available to fund benefits under a certificate.

You do not participate in the investment performance of the assets in the fixed accounts. Instead, we credit your certificate with interest at a specified rate that we declare in advance. We guarantee this rate will be at least 3% per year. We may credit a higher rate of interest at our discretion.

DCA Fixed Accounts. Each DCA Fixed Account is a fixed account from which assets are systematically transferred to any fund(s). During the accumulation phase, you may choose to have your purchase payments allocated to a DCA Fixed Account for the period of the DCA Fixed Account Term (DCA Term). Your election must be in writing.

Currently, you have a choice of two DCA Fixed Accounts:

  (a) DCA Fixed Account with a DCA Term of 6 months; or

  (b) DCA Fixed Account with a DCA Term of 12 months.

To the extent permitted by law, we reserve the right to change the duration of the DCA Terms in the future. You may participate in one DCA Fixed Account at a time.

We will only accept a purchase payment as of the beginning of a DCA Term. We will only accept a new purchase payment of at least $5,000. Purchase payments which originate from any contract, certificate or policy issued by us or any of our affiliates cannot be allocated to a DCA Fixed Account. You cannot transfer current certificate values to a DCA Fixed Account. We reserve the right to reject purchase payments.

We make scheduled monthly transfers from the DCA Fixed Account according to the rules of our Dollar Cost Averaging Program. You may not make unscheduled transfers or take partial withdrawals from the DCA Fixed Account.

We reserve the right to assess a fee for processing transactions under the DCA Fixed Account.

If you elect to make an allocation to a DCA Fixed Account at a time when your annuity date would be less than your elected DCA Term, the expiration of your DCA Term will be your annuity date. No amounts will remain in the DCA Fixed Account after the expiration of the DCA Term. We guarantee the interest rate for the full DCA Term.

The Fixed Account. You may allocate purchase payments to The Fixed Account. You can also make transfers of your certificate value into or out of The Fixed Account, subject to certain limitations.

Investment Choices

Certificate Value

Your certificate value is the sum of your value in the separate account and the fixed account(s).

Your value in the separate account will vary depending on the investment performance of the funds you choose. In order to keep track of your certificate value, we use a unit of measure called an accumulation unit. During the income phase of your certificate we call the unit an annuity unit.

Accumulation Units

Every business day we determine the value of an accumulation unit for each of the funds. Changes in the accumulation unit value reflect the investment performance of the fund as well as deductions for insurance and other charges.

The value of an accumulation unit may go up or down from business day to business day.

The Statement of Additional Information contains more information on the calculation of the accumulation unit value.

When you make a purchase payment, we credit your certificate with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the purchase payment allocated to a fund by the value of the accumulation unit for that fund. When you make a withdrawal, we deduct from your certificate accumulation units representing the withdrawal amount.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each business day. Any change in the accumulation unit value will be reflected in your certificate value.

Example:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Oppenheimer Money Fund/VA. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Oppenheimer Money Fund/VA is $13.90. We then divide $5,000 by $13.90 and credit your certificate on Monday night with 359.71 accumulation units for the Oppenheimer Money Fund/VA.

Transfers

You can transfer all or part of your certificate value. You can make transfers by telephone, internet or by other means we authorize. To make transfers other than by telephone or internet, you must submit a written request. If you own the certificate with a joint participant, we will accept transfer instructions from either you or the other participant, unless we are instructed otherwise. We will use reasonable procedures to confirm that instructions given to us are genuine. We may be liable for any losses due to unauthorized or fraudulent instructions, if we fail to use such procedures. We may tape record all telephone instructions.

Your transfer is effective on the business day at the accumulation unit values next determined after we receive your fully completed request at our Annuity Service Center. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your fully completed transfer request at our Annuity Service Center on a non-business day or after our business day closes, your transfer request will be effective on the next business day.

Transfers During the Accumulation Phase

You may transfer all or part of your assets in a fund or The Fixed Account. You can make a transfer to or from The Fixed Account and to or from any fund. You can make 12 transfers every calendar year during the accumulation phase without charge. If you make more than 12 transfers in a year, we reserve the right to deduct a transfer fee. The fee is $20 per transfer or, if less, 2% of the amount you transfer. The following rules apply to any transfer during the accumulation phase:

(1) The minimum amount which you can transfer is:

  .  $1,000; or

  .  the entire value in a fund or The Fixed Account, if less.
                                                               Certificate Value

After a transfer, the minimum amount which must remain in the fund is $1,000 unless you transfer the entire fund value. We waive these requirements if the transfer is made in connection with the Rebalancing Program.

(2) You must clearly indicate the amount and investment choices from and to which you wish to transfer.

(3) During any certificate year, we limit transfers out of The Fixed Account to 30% of your certificate value in The Fixed Account as of the end of the previous certificate year. We measure a certificate year from the anniversary of the day we issued your certificate. Transfers out of The Fixed Account are done on a first-in, first-out basis. In other words, amounts attributed to the oldest purchase payments are transferred first; then amounts attributed to the next oldest purchase payment are transferred; and so on.

(4) We do not allow transfers between competing accounts. For this purpose, we consider The Fixed Account and the Oppenheimer Money Fund/VA "competing accounts." We restrict other transfers involving any competing account for certain periods:

  . for a period of 90 days following a transfer out of a competing account, you may not transfer into the other competing account.

  . for a period of 90 days following a transfer into a competing account, you may not transfer out of the other competing account.

(5) We do not count transfers made as part of the Dollar Cost Averaging Program or the Rebalancing Program in determining the number of transfers you make in a year.

Transfers During the Income Phase

You may make 6 transfers between the funds each calendar year without incurring a fee. You cannot transfer certificate value from the general account to a fund, but you can transfer certificate value from one or more funds to the general account once a certificate year. The minimum amount which you can transfer is $1,000 or your entire interest in the fund, if less. After a transfer, the minimum amount which must remain in a fund is $1,000 unless you have transferred the entire value.

We have the right to terminate or modify these transfer provisions.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program allows you to systematically transfer a set amount from a selected fund to any of the other funds. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Dollar Cost Averaging Program is available only during the accumulation phase.

Dollar Cost Averaging does not assure a profit and does not protect you against loss in declining markets. Since Dollar Cost Averaging involves continuous investment in securities regardless of fluctuating price levels of such securities, you should consider your financial ability to continue the Dollar Cost Averaging Program through periods of fluctuating price levels. The minimum amount you can transfer is $250.

The minimum duration of participation in any Dollar Cost Averaging Program is currently 6 months. You can choose the frequency at which the Dollar Cost Averaging transfers are to be made, i.e., monthly, quarterly, semi-annually or annually. You will also choose the specific date when the first Dollar Cost Averaging transfer is made. However, if you select a date that is less than 5 business days from the date the election form is received at our Annuity Service Center, we may defer the first transfer for one month. If you do not select a start date, we will automatically start the Dollar Cost Averaging Program within 5 business days from the date we receive your election form. You may make changes to your selection, including termination of the program, by written request.

If you participate in the Dollar Cost Averaging Program, we do not take the transfers made under the program into account in determining any transfer fee.

Certificate Value

We consider each DCA Fixed Account to be a Dollar Cost Averaging Program. You can only participate in one Dollar Cost Averaging Program at a time. Further, if you are participating in the Dollar Cost Averaging Program you cannot also participate in the Rebalancing Program or a DCA Fixed Account.

The Dollar Cost Averaging option will terminate:

 .  if you withdraw your total certificate value;

 .  upon your death or the annuitant's death;

 .  if the last transfer you selected has been made;

 .  if there is insufficient certificate value to make the transfer; or

 . if we receive from you a written request to terminate the program at our Annuity Service Center at least 5 business days prior to the next transfer date.

We currently do not charge you for participation in the Dollar Cost Averaging Program. However, we reserve the right to charge for this feature in the future. We have the right to modify, terminate or suspend any Dollar Cost Averaging Program.

Automatic Rebalancing Program

Over time, the performance of each fund may cause your allocation to shift from your original allocation. You can direct us to automatically rebalance your certificate to return to your original percentage allocations by selecting our Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually. The Rebalancing Program is available only during the accumulation phase. If you participate in the Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

You cannot participate in the Rebalancing Program if you have purchase payments allocated to the fixed accounts. You cannot participate in the Rebalancing Program if you are participating in a Dollar Cost Averaging Program.

You can terminate the Rebalancing Program at anytime by giving us written notice. Any unscheduled transfer request will automatically terminate the Rebalancing Program election.

Example:

Assume that you want your initial purchase payment split between 2 funds. You want 40% to be in the MML Managed Bond Fund and 60% to be in the Panorama Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the MML Managed Bond Fund now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the MML Managed Bond Fund to bring its value back to 40% and use the money to buy more units in the Panorama Growth Portfolio to increase those holdings to 60%.

Withdrawals

During the accumulation phase you may make either partial or total withdrawals of your certificate value. Your withdrawal is effective on the business day we receive your written request at our Annuity Service Center. If we receive your written request at our Annuity Service Center on a non-business day or after our business day closes, your withdrawal request will be effective on the next business day. We will pay any withdrawal amount within 7 days of our receipt of your fully completed written request at our Annuity Service Center unless we are required to suspend or postpone withdrawal payments.

Unless you instruct us otherwise, we will take any partial withdrawal proportionally from your certificate value in the funds and The Fixed Account. You must withdraw at least $250 or the entire value in a fund or The Fixed Account, if less. We require that after you make a partial withdrawal you keep at least $25,000 in your certificate, unless you are taking distributions as required by the Internal Revenue Code or receiving payments under the Systematic Withdrawal Program.

When you make a total withdrawal you will receive the value of your certificate:

 .  less any applicable premium tax;

 .  less any certificate maintenance charge; and

 .  less any purchase payments we credited to your certificate that have not cleared the bank, until they clear the bank.
                                                               Certificate Value

Systematic Withdrawal Program

This program provides for an automatic monthly, quarterly, semi-annual or annual payment to you from your certificate of at least $250. Your certificate value must be at least $25,000 to initiate the withdrawal plan. Currently, we do not have a charge for this program, but we reserve the right to charge in the future.

Your systematic withdrawal program will begin on the start date you selected as long as we receive a fully completed written request at our Annuity Service Center at least 5 business days before the start date you selected. We may defer the start of your systematic withdrawal program for one month if the start date you selected is less than 5 business days after we receive your written request. If you do not select a start date, we will automatically begin systematic withdrawals within 5 business days after we receive your request. Your request must be in writing.

If you terminate your Systematic Withdrawal Program from The Fixed Account, you may not elect a new program involving withdrawals from The Fixed Account for 6 months.

Your systematic withdrawal program ends:

 .if you withdraw your total certificate value;

 .upon your death or the annuitant's death;

 .if we process the last withdrawal you selected;

 .if your value in a selected fund or The Fixed Account is insufficient to complete the withdrawal;

 .if you begin receiving annuity payments; or

 .if you give us a written request to terminate your program. We must receive your request at least 5 business days before the next withdrawal date.


 Income taxes, tax penalties and
 certain restrictions may apply
 to any withdrawal you make.

Certificate Value

Expenses

There are charges and other expenses associated with the certificates that reduce the return on your investment in the certificate. These charges and expenses are:

Insurance Charges

Each business day we deduct our insurance charges from the assets of the separate account. We do this as part of our calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts:
(1) the mortality and expense risk charge and (2) the administrative charge.

Mortality and Expense Risk Charge

The mortality and expense risk charge is for:

 . the mortality risk associated with the insurance benefits provided, including our obligation to make annuity payments after the annuity date regardless of how long all annuitants live, the death benefits, and the guarantee of rates used to determine your annuity payments during the income phase; and

 . the expense risk that the current charges will be insufficient to cover the actual cost of administering the certificate.

For certificate years 1 through 10, the mortality and expense risk charge is currently equal, on an annual basis, to 1.34% of the daily value of the assets invested in each fund, after fund expenses are deducted. For certificate years 11 and after, this charge currently equals 1.09%.

We may increase the mortality and expense risk charge, but it will not exceed 1.50% in certificate years 1 through 10, or 1.35% in certificate years 11 and after.

Administrative Charge

This charge reimburses us for the expenses associated with the administration of the certificate and the separate account. Some of these expenses are: preparation of the certificate, confirmations, annual reports and statements, maintenance of certificate records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

Currently this charge is equal, on an annual basis, to 0.15% of the daily value of the assets invested in each fund, after fund expenses are deducted. This charge is guaranteed not to be greater than 0.25%.

Annual Certificate Maintenance Charge

At the end of each certificate year, we deduct $40 from your certificate as an annual certificate maintenance charge. We may increase this charge, but it will not exceed $60. If we increase this charge, we will give you 90 days prior notice. Currently, we will not deduct this charge if, when we are to make the deduction, the value of your certificate is $100,000 or more. Furthermore, if you purchased your certificate prior to April 30, 2000 and your certificate value is $100,000 or more at the end of your fifth certificate year, we will apply a one-time credit to your certificate value equal to the amount of any annual certificate maintenance charges that you paid during your first five certificate years. We will apply this credit to the Oppenheimer Money Fund. Subject to state regulations, we will deduct the annual certificate maintenance charge proportionately from the investment choices you have selected.

If you make a total withdrawal of your certificate, and the certificate value is less than $100,000, we will deduct the full annual certificate maintenance charge. If your certificate enters the income phase on a date other than its certificate anniversary and the certificate value is less than $100,000, we will deduct a pro rata portion of the charge. During the income phase, we will deduct the annual certificate maintenance charge pro rata from each payment regardless of the certificate value.

Premium Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and
                                                                        Expenses
will make a deduction from your certificate value for them. Some of these taxes are due when your certificate is issued, others are due when annuity payments begin. Currently we do not charge you for these taxes until you begin receiving annuity payments or you make a total withdrawal. We may discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

Transfer Fee

During the accumulation phase, you can make 12 free transfers every calendar year. If you make more than 12 transfers a calendar year, we reserve the right to deduct a transfer fee of $20 or 2% of the amount that is transferred, whichever is less.

If you request to transfer a dollar amount, we will deduct any transfer fee from the amount transferred. If you request to transfer a percentage of your value in an investment choice, we will deduct any transfer fee from the amount remaining in the investment choice. If you transfer the entire amount in an investment choice, we will deduct the transfer fee from the amount you transfer.

During the income phase, we allow 6 transfers and they are not subject to a transfer fee. We consider all transfers made on one business day as one transfer.

Income Taxes

We will deduct from the certificate any income taxes which we incur because of the operation of the separate account. At the present time, we are not making any such deductions. We will deduct any withholding taxes required by law.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various funds, which are described in the attached fund prospectuses. We may enter into certain arrangements under which we are reimbursed by the funds' advisors, distributors and/or affiliates for the administrative service that we provide.

Expenses

The Income Phase

If you want to receive regular income from your annuity, you can choose to receive fixed and/or variable annuity payments under one of six options. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month. According to your certificate, your annuity date cannot be earlier than 5 years after you buy the certificate. However, we currently allow you to select an annuity date that is at least 1 year after you buy the certificate.

You choose your annuity date when you purchase your certificate. You can change it at any time before the annuity date provided you give us 30 days written notice. If you do not choose an annuity option, we will assume that you selected Option B with 10 years of payments guaranteed.

At the annuity date, you have the same fund choices that you had in the accumulation phase. You can choose whether payments will be fixed, variable, or a combination of both. If you do not tell us otherwise, we will base your annuity payments on the investment allocations that are in place on the annuity date. Therefore, any amounts in the funds will be applied to a variable payout and any amounts in The Fixed Account will be applied to a fixed payout.

Annuity payments must begin by the earlier of:

(1) The annuitant's 90th birthday or the 90th birthday of the oldest joint annuitant;

(2) Your 90th birthday if you are not the annuitant or the 90th birthday of the oldest joint participant; or

(3) The latest age permitted under state law.

We make annuity payments based on the age and sex of the annuitant under all options except Option E. We may require proof of age and sex before annuity payments begin.

If your certificate value is less than $2,000 on the annuity date, we reserve the right to pay you a lump sum rather than a series of annuity payments. If any annuity payment is less than $100, we reserve the right to change the payment basis to equivalent less frequent payments.

In order to avoid adverse tax consequences, you should begin to take distributions at least equal to the minimum amount required by the Internal Revenue Service, no later than the required beginning date. If your certificate is an IRA that date should be no later than April 1st of the calendar year after the year you reach age 70 1/2. For qualified plans, that date is no later than April 1st of the calendar year after the later of (a) the calendar year in which you retire or (b) the year in which you attain age 70 1/2.

Fixed Annuity Payments

If you choose fixed payments, the payment amount will not vary. The payment amount will depend upon the following 5 things:

 .  the value of your certificate on the annuity date;

 .  the deduction of premium taxes, if applicable;

 .  the deduction of the annual certificate maintenance charge;

 .  the annuity option you select; and

 . the age and sex of the annuitant (and the age and sex of the joint annuitant, if any).

Variable Annuity Payments

If you choose variable payments, the payment amount will vary with the investment performance of the funds. The first payment amount will depend on the following 6 things:

 .  the value of your certificate on the annuity date;

 .  the deduction of premium taxes, if applicable;

 .  the deduction of the annual certificate maintenance charge;

 .  the annuity option you select;

 . the age and sex of the annuitant (and the age and sex of the joint annuitant, if any); and

 .  an assumed investment rate (AIR) of 4% per year.
                                                                The Income Phase

Future variable payments will depend on the performance of the funds you selected. If the actual performance exceeds the 4% assumed investment rate plus the deductions for expenses, your annuity payments will increase. Similarly, if the actual rate is less than 4% plus the amount of the deductions, your annuity payments will decrease.

Annuity Unit Value

In order to keep track of the value of your variable annuity payment, we use a unit of measure called an annuity unit. We calculate the number of your annuity units at the beginning of the income phase. During the income phase, the number of annuity units will not change. However, the value of your annuity units will change to reflect the investment performance of the funds you selected. The Statement of Additional Information contains more information on how annuity payments and annuity unit values are calculated.

Annuity Options

The following annuity options are available for fixed or variable payments. After annuity payments begin, you cannot change the annuity option or the frequency of annuity payments. In addition, during the income phase we do not allow withdrawals.

Annuity Option A - Life Income. Under this option we make periodic payments as long as the annuitant is alive. After the annuitant dies we stop making payments.

Annuity Option B - Life Income with Period Certain. We will make periodic payments for a guaranteed period, or as long as the annuitant lives, whichever is longer. The guaranteed period may be 5, 10 or 20 years. If the beneficiary chooses, he/she may elect a lump sum payment equal to the present value of the remaining guaranteed annuity payments.

For a fixed annuity payment under Option B, we compute the present value of the remaining guaranteed annuity payments at a 3% interest rate. For a variable annuity payment under Option B, we compute the present value of the number of annuity units in each fund for the remainder of the guarantee period at the assumed investment rate (AIR). We multiply the present value of these units in each fund by the annuity unit value for that fund on the date we determine the present value. The present value will be the sum of the values determined for each fund.

Annuity Option C - Joint and Last Survivor Payments. We will make periodic payments during the joint lifetime of 2 annuitants. When one dies, we will continue making these payments to the survivor as if both annuitants were alive. We will not make payments after both annuitants have died.

Annuity Option D - Joint and 2/3 Survivor Annuity. We will make periodic payments during the joint lifetime of 2 annuitants. We will continue making payments during the lifetime of the surviving annuitant. We will compute these payments for the surviving annuitant on the basis of two-thirds of the annuity payment (or units) in effect during the joint lifetime. We will not make payments after both annuitants have died.

Annuity Option E - Period Certain. We will make periodic payments for a specified period. The specified period must be at least 5 years and cannot be more than 30 years. In most states, if you do not want payments to continue for the remainder of the specified period, you may elect to have an amount equal to the present value of the remaining guaranteed annuity payments paid as a lump sum or applied to another annuity option.

For a fixed annuity payment under Option E, we compute the present value of the remaining guaranteed annuity payments at a 3% interest rate. For a variable annuity payment under Option E, we compute the present value of the number of annuity units in each fund for the remainder of the guarantee period at the assumed investment rate (AIR). We multiply the present value of these units in each fund by the annuity unit value for that fund on the date we determine the present value. The present value will be the sum of the values determined for each fund.

Annuity Option F - Special Income Settlement Agreement. We will pay you in accordance with terms agreed upon in writing by both you and us.

The Income Phase

Death Benefit
Death Of Participant During The Accumulation Phase

If you or the joint participant dies during the accumulation phase, we will pay a death benefit to your primary beneficiary. If the joint participant dies, we will treat the surviving joint participant, if any, as the primary beneficiary. We will treat any other beneficiary designation on record at the time of death as a contingent beneficiary.

Your beneficiary may request that the death benefit be paid under one of the death benefit options. If the beneficiary is your spouse, he or she may elect to become the participant of the certificate at the then current certificate value, which may be less than the death benefit. If joint participants die simultaneously, the death benefit will become payable.

You may choose from three death benefits:

 .Basic death benefit;

 .Reset death benefit; or

 .Ratchet death benefit.

You will automatically receive the basic death benefit unless you select one of the other two death benefits. However, if you are age 80 or over when we issue your certificate, the reset death benefit is not available. Therefore, you will automatically receive the basic death benefit unless you select the ratchet death benefit.

If you choose either the reset death benefit or the ratchet death benefit, you will pay an additional charge. You must elect your death benefit at time of issue and cannot change your choice once you elect it.

If the certificate is owned by a non-natural person, participant means annuitant for purposes of determining the death benefit amount.

Death Benefit Amount During The Accumulation Phase

Basic Death Benefit. You will automatically receive the basic death benefit unless you select one of the other two death benefits. The basic death benefit before you or the oldest joint participant reaches age 80 will be the greater of:

(1) your purchase payments, less any withdrawals and any applicable charges; or

(2) your certificate value as of the business day we receive proof of death at our annuity service center and election of the payment method.

If you or the oldest joint participant reaches age 80, the basic death benefit is your certificate value as of the business day we receive proof of death at our Annuity Service Center and election of the payment method.

Reset Death Benefit. If you choose the reset death benefit, and before the date you or the oldest joint participant reaches age 75, the death benefit will be the greatest of:

(1) your purchase payments, less any withdrawals and any applicable charges;

(2) your certificate value as of the business day we receive proof of death at our Annuity Service Center and election of the payment method; or

(3) your certificate value on the most recent 3 year certificate anniversary, plus any subsequent purchase payments, less any subsequent withdrawals, including any applicable charges. Your first certificate anniversary is one calendar year from the date we issued your certificate.

If you choose the reset death benefit, and you or the oldest joint participant reaches age 75, the death benefit will be the greatest of:

(1) your purchase payments, less any withdrawals and any applicable charges;

(2) your certificate value as of the business day we receive proof of death at our Annuity Service Center and election of the payment method; or

(3) your certificate value on the most recent 3 year certificate anniversary prior to the participant or the oldest joint participant reaching age 75, plus any subsequent
                                                                   Death Benefit
   purchase payments, less any subsequent withdrawals, including any applicable charges. Your first certificate anniversary is one calendar year from the date we issued your certificate.

We will deduct a quarterly charge for the reset death benefit from the value of the assets in the investment choices. This charge is currently 0.10% on an annual basis of the daily value of the assets invested in the investment choices. We will deduct this charge proportionately from the investment choices you have selected. This charge is guaranteed not to exceed 0.20%.

Ratchet Death Benefit. If you choose the ratchet death benefit, the death benefit will be the greater of:

(1) your certificate value as of the business day we receive proof of death at our Annuity Service Center and election of the payment method; or

(2) the annual ratchet death benefit amount.

We calculate the annual ratchet death benefit amount as follows:

When we issue your certificate, the annual ratchet death benefit is equal to your initial purchase payment. Thereafter, and prior to the date you, or the oldest joint participant or the annuitant if the certificate is owned by a non-natural entity reaches age 80, we will calculate the ratchet death benefit:

a. when you make a purchase payment;

b. when you make a partial withdrawal; and

c. on your certificate anniversary.

You will increase your ratchet death benefit if you make a purchase payment. If you make a subsequent purchase payment, the annual ratchet death benefit is equal to the most recently calculated annual ratchet death benefit plus the additional purchase payment.

You will decrease your ratchet death benefit if you make a partial withdrawal. If you make a withdrawal, the annual ratchet death benefit is equal to the most recently calculated annual ratchet death benefit, minus a withdrawal amount. We calculate the withdrawal amount as follows:

  .  divide the amount withdrawn by the most recent certificate value; and

  .  multiply it by the most recent annual ratchet death benefit.

On your certificate anniversary, the annual ratchet death benefit is equal to the greater of your certificate value or the most recently calculated annual ratchet death benefit.

If you do not make any additional purchase payments or any withdrawals, the annual ratchet death benefit will be the greatest of all certificate anniversary certificate values on or prior to the date we calculate the death benefit.

When you, or the oldest joint participant, or the annuitant if the certificate is owned by a non-natural entity, reaches age 80, the death benefit is the greater of:

(1) your certificate value as of the business day we receive proof of death at our Annuity Service Center and election of the payment method; or

(2) the annual ratchet death benefit amount calculated on the certificate anniversary just prior to age 80, and adjusted for subsequent purchase payments and/or partial withdrawals in the same manner as described under
    (a) and (b) above.

We will deduct a quarterly charge for the ratchet death benefit from the value of the assets in the investment choices. This charge is currently 0.25% on an annual basis of the daily value of the assets invested in the investment choices. We will deduct this charge proportionately from the investment choices you have selected. This charge is guaranteed not to exceed 0.35% if you were age 60 or less when we issued your certificate; 0.50% if you were age 61 through age 70 when we issued your certificate; or 0.70% if you were age 71 and older when we issued your certificate.

Death Benefit

Death Benefit Payment Options During The Accumulation Phase

A beneficiary who is not your surviving spouse must elect to receive the death benefit under one of the following payment options, in the event you die during the accumulation phase.

Option 1 - lump sum payment of the death benefit; or

Option 2 - the payment of the entire death benefit within 5 years of the date of death; or

Option 3 - payment of the death benefit under an annuity option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within 1 year of the date of your death or any joint participant.

If a lump sum payment is requested, we will pay the amount within 7 days after we receive due proof of death and other necessary information at our Annuity Service Center unless we are required to suspend or delay payment. Payment to the beneficiary, in any form other than a lump sum, may only be elected during the 60-day period beginning with the date of receipt by us of proof of death.

Death Of Participant During The Income Phase

If you or the joint participant dies during the income phase, but the annuitant is still alive, we will pay the remaining payments under the annuity option elected at least as rapidly as under the method of distribution in effect at the time of your death.

Death Of Annuitant

If the annuitant, who is not the participant or joint participant, dies during the accumulation phase, you can name a new annuitant subject to the underwriting rules we have in effect at the time. If you do not name an annuitant within 30 days of the death of the annuitant, you will become the annuitant. However, if the participant is a non-natural person we will treat the death of the annuitant as the death of the participant, and you may not name a new annuitant.

Upon the death of the annuitant on or after the annuity date, the death benefit, if any, is as specified in the annuity option elected. We will pay death benefits at least as rapidly as under the method of distribution in effect at the annuitant's death.
                                                                   Death Benefit

Taxes

NOTE: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included in the Statement of Additional Information an additional discussion regarding taxes.

Annuity Certificates In General

Annuity certificates are a means of setting aside money for future needs -
 usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity certificate until you take the money out. This is referred to as tax deferral.

For variable annuity certificates, tax deferral depends on the insurance company and not you having control of the assets held in the separate accounts. You can allocate account value from one fund of the separate account to another but cannot direct the investments each fund makes. If you have too much "investor control" of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

The Internal Revenue Service (IRS) has provided some guidance on investor control but several issues remain unclear. One unanswered question is whether a participant can have too much investor control if the variable certificate offers a large choice of funds in which to invest account values.

We do not know if the IRS will issue any guidance on this question. We do not know if any guidance would have a retroactive effect. Consequently, we reserve the right to modify the certificate as necessary, so that you will not be treated as having investor control of the assets held under the separate account.

There are different rules as to how you are taxed depending on how you take the money out and the type of certificate - qualified or non-qualified (see following sections).

You, as the participant of a non-qualified annuity, will generally not be taxed on increases in the value of your certificate until a distribution occurs -
 either as a withdrawal or as annuity payments. When you make a withdrawal, you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and is not taxed. The remaining portion of the annuity payment is treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have recovered all of your purchase payments are fully includible in income.

When a non-qualified certificate is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the certificate as an agent for a natural person), the certificate will generally not be treated as an annuity for tax purposes.

Qualified And Non-Qualified Certificates

If you purchase the certificate as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your certificate is referred to as a non-qualified certificate.

If you purchase the certificate under a pension plan, specially sponsored program, or an individual retirement annuity, your certificate is referred to as a qualified certificate. Examples of qualified plans are: deductible and non-deductible Individual Retirement Annuities (IRAs), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 Plans.

Taxes

Withdrawals - Non-Qualified Certificates

The Code treats any withdrawals (1) allocable to purchase payments made after August 13, 1982 in an annuity certificate entered into prior to August 14, 1982 and (2) from an annuity certificate entered into after August 14, 1982, as first coming from earnings and then from your purchase payments. The withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity certificate which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals may be exempt from the penalty. They include any amounts:

(1) paid on or after you reach age 59 1/2;

(2) paid to your beneficiary after you die;

(3) paid if you become totally disabled (as that term is defined in the Code);

(4) paid in a series of substantially equal payments made annually (or more frequently) for life or your life expectancy or for the joint life expectancies of you and your designated beneficiary;

(5) paid under an immediate annuity; or

(6) which come from purchase payments made before August 14, 1982.

Withdrawals - Qualified Certificates

If you have no cost basis for your interest in a qualified certificate, the full amount of any distribution is taxable to you as ordinary income. If you do have a cost basis for your interest, a portion of the distribution is taxable, generally based on the ratio of your cost basis to your total certificate value. Special tax rules may be available for certain distributions from a qualified certificate.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including certificates issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 408 (Individual Retirement Annuities - IRAs), and 408A (Roth IRAs). Exceptions from the penalty tax are as follows:

 .  distributions made on or after you reach age 59 1/2;

 .  distributions made after your death or disability (as defined in Code
   Section 72(m)(7);

 . after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary (in applying this exception to distributions from IRAs, a separation from service is not required);

 .  distributions made after separation of service if you have reached age 55
   (not applicable to distributions from IRAs);

 . distributions made to you up to the amount allowable as a deduction to you under Code Section 213 for amounts you paid during the taxable year for medical care;

 . distributions made to an alternate payee pursuant to a qualified domestic relations order (not applicable to distributions from IRAs);

 . distributions from an IRA for the purchase of medical insurance (as described in Code Section 213(d)(1)(D)) for you and your spouse and dependents if you received unemployment compensation for at least 12 weeks and have not been re-employed for at least 60 days);

 . distributions from an IRA to the extent they do not exceed your qualified higher education expenses (as defined in Code Section 72(t)(7) for the taxable year; and

 . distributions from an IRA which are qualified first-time home buyer distributions (as defined in Code Section 72(t)(8)).

Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which you attain age 70 1/2 or (b) the calendar year in which you retire. The date set forth in (b) does not apply to an IRA. Required distributions do not apply to a Roth IRA during your lifetime. Required distributions must be over a period not
                                                                           Taxes
exceeding your life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. If required minimum distributions are not made, a 50% penalty tax is imposed on the shortfall amount.

Withdrawals - Tax-Sheltered Annuities

Pursuant to Revenue Ruling 90-24, we will allow partial or full transfers of a participant's interest in a non-ERISA Tax-Sheltered Annuity to this certificate. However, this certificate cannot be used for salary reduction contributions.

The Code limits the withdrawal of purchase payments made by participants through salary reductions from certain Tax-Sheltered Annuities. Withdrawals of salary reduction amounts and their earnings can only be made when an participant:

(1) reaches age 59 1/2;

(2) leaves his/her job;

(3) dies;

(4) becomes disabled, as that term is defined in the Code; or

(5) in the case of hardship.

In the case of hardship, the participant can only withdraw the purchase payments and not any earnings.

Any certificate value as of December 31, 1988 is not subject to these restrictions. Additionally, return of "excess contributions" or amounts paid to a spouse as a result of a qualified domestic relations order are not subject to these restrictions.

Taxes

Other Information

Performance

We may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict the future performance.

Standardized Total Returns

We will show standardized average annual total returns for sub-accounts that have been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the annual certificate maintenance charge and all other separate account and certificate level charges, except premium taxes, if any.

If a sub-account has been in existence for less than one year, we will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value.

Nonstandard Total Returns

We will also show total returns based on historical performance of the sub-accounts and underlying funds. We may assume the certificates were in existence prior to their inception date, which they were not. Total return percentages include all fund level and separate account level charges. They do not include a certificate maintenance charge, or premium taxes, if any. If these charges were included, returns would be less than those shown.

Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

Average Annual Total Returns measure this performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

Yield and Effective Yield

We may also show yield and effective yield for the Oppenheimer Money Fund/VA over a seven-day period, which we then "annualize". This means that when we calculate yield, we assume that the amount of money the investment earns for the week is earned each week over a 52-week period. We show this as a percentage of the investment. We calculate the "effective yield" similarly, but when we annualize the amount, we assume the income earned is re-invested. Therefore, the effective yield is slightly higher than the yield because of the compounding effect.

Related Performance

Some of the funds available to you may be similar to mutual funds offered in the retail marketplace. These funds generally have the same investment objectives, policies and portfolio managers as the retail mutual funds and usually were formed after the retail mutual funds. While these funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from retail mutual funds. In fact, performance of these funds may be dramatically different from the performance of the retail mutual funds. This is due to differences in the funds' sizes, dates shares of stocks are purchased and sold, cash flows and expenses. You should remember that retail mutual fund performance is not the performance of the funds available in this certificate and is not an indication of future performance of these funds.

Year 2000

Like other businesses and governments around the world, we could be adversely affected if the computer systems used by us and those with which we do business do not properly recognize the year 2000. This is commonly known as the "Year 2000 issue".

In 1996, we began an enterprise-wide process of identifying, evaluating and implementing changes to computer systems and applications software to address the Year 2000 issue on our behalf and on behalf of certain subsidiaries. We are addressing
                                                               Other Information
the Year 2000 issue internally with modifications to existing programs and conversions to new programs. We are also seeking assurances from vendors, customers, service providers, governments and others with which we conduct business, to determine their year 2000 readiness.

The costs related to the Year 2000 issue are currently being expensed, and when measured against net gain from operations, are not material to us.

Distributors

MML Distributors, LLC ("MML Distributors") serves as principal underwriter for the certificates. MML Investors Services, Inc. ("MMLISI") serves as co-underwriter for the certificates. Their purpose as underwriters is to distribute the certificates. MML Distributors and MMLISI are wholly owned subsidiaries of MassMutual. Both are located at 1414 Main Street, Springfield, Massachusetts 01144-1013.

We will pay commissions to broker-dealers who sell the certificates. Currently, we pay an amount up to 1% of purchase payments made during the first certificate year. Thereafter, we pay a maximum commission of 1.25% of the certificate value.

From time to time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers for selling the certificates.

Electronic Transmission Of Application Information

Upon agreement with a limited number of broker-dealers, we will accept electronic data transmissions of application information. Our Annuity Service Center will accept this information at the time the initial purchase payment is transmitted by wire. We will not allow you to exercise any ownership rights in the certificate until you have signed and returned to us one of the following: an application; a delivery receipt; or what we consider to be their equivalent. Please contact your representative for more information.

Assignment

You can assign the certificate at any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the certificate before we receive notice of the assignment. We are not responsible for the validity of an assignment. You may be subject to tax consequences if you assign your certificate.

If the certificate is issued pursuant to a qualified plan, there may be limitations on your ability to assign the certificate. If you assign your certificate, your rights may only be exercised with the consent of the assignee of record. We require consent of any irrevocable beneficiary before we assign proceeds.

Voting Rights

We are the legal owner of the fund shares. However, when a fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other participants, instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares, for which we have not received voting instructions, in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

During the accumulation phase of your certificate and while the annuitant is living, we determine the number of shares you may vote by dividing your certificate value in each fund, if any, by $100. Fractional shares are counted. During the income phase or after the annuitant dies, we determine the number of shares you may vote based on our liability for future variable monthly annuity payments.

Other Information

Reservation Of Rights

In addition to any other rights reserved under the certificate, we reserve the right to:

 .  substitute another fund for one of the funds you selected;

 .  add or eliminate sub-accounts; and

 .  change the name of any sub-account and/or fund.

If we exercise any of these rights, we will receive prior approval from the Securities and Exchange Commissions, if necessary. We will also give you notice of our intent to exercise any of these rights.

Suspension Of Payments Or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers from the funds for any period when:

 . the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

 .  trading on the New York Stock Exchange is restricted; or

 . an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or we cannot reasonably value the shares of the funds; or

 . during any other period when the Securities and Exchange Commission, by order, so permits for your protection.

We reserve the right to defer payment for a withdrawal from The Fixed Account for the period permitted by law but not for more than six months.

Legal Proceedings

We are currently not involved in any legal proceedings that might adversely impact the certificates.

Financial Statements

We have included our company financial statements in the Statement of Additional Information.

Additional Information

For further information about the certificate, you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a form for that purpose.

The Table of Contents of this statement is as follows:

   1. Company

   2. Custodian

   3. Assignment of Certificate

   4. Distribution

   5. Purchase of Securities Being Offered

   6. Accumulation Units and Unit Value

   7. Transfers During the Income Phase

   8. Payment of Death Benefit

   9. Annuity Payments

  10. Matters Performance Measures

  11. Federal Tax

  12. Experts

  13. Financial Statements
                                                              Other Information

                   [This page intentionally left blank]

                                                                              36
--------------------------------------------------------------

To: Massachusetts Mutual Life Insurance Company

  Annuity Products, W578
  P.O. Box 9067
  Springfield, Massachusetts 01102-9067

Please send me a Statement of Additional Information for Massachusetts Mutual Life Insurance Company's Panorama Passage.

Name___________________________________

Address________________________________
      --------------------------------

City________________State ___ Zip ____

Telephone______________________________

37
--------------------------------------------------------------

                                     PART B

                           INFORMATION REQUIRED IN A
                      STATEMENT OF ADDITIONAL INFORMATION

                     PANORAMA PASSAGE VARIABLE ANNUITY

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                                  (Depositor)

            MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4
                                  (Registrant)

                      STATEMENT OF ADDITIONAL INFORMATION

                            September 30, 1999

   This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated September 30, 1999, for the Individual Certificates issued under a Group Deferred Variable Annuity Contract with Flexible Purchase Payments which are referred to herein.

   For a copy of the prospectus call 1-800-366-8226 or write to: Massachusetts Mutual Life Insurance Company, Panorama Passage, Annuity Service Center, W578, P.O. Box 9067, Springfield, MA 01102-9067.

                               TABLE OF CONTENTS

Company....................................................................    2

Custodian..................................................................    2

Assignment of Certificate..................................................    2

Distribution...............................................................    3

Purchase of Securities Being Offered.......................................    3

Accumulation Units and Unit Value..........................................    3

Transfers During The Income Phase..........................................    4

Payment of Death Benefit...................................................    4

Annuity Payments...........................................................    5

Performance Measures.......................................................    6

Federal Tax Matters........................................................    7

Experts....................................................................   14

Financial Statements....................................................... FF-1

                                    COMPANY

   Massachusetts Mutual Life Insurance Company ("MassMutual"), 1295 State Street, Springfield, Massachusetts, 01111, is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life, accident, and health insurance business in all states, the District of Columbia, Puerto Rico and certain provinces of Canada. MassMutual had consolidated statutory assets in excess of $67 billion, and estimated total assets under management of $176.8 billion as of December 31, 1998.

                                   CUSTODIAN

   The shares of the underlying funds purchased by the sub-accounts are held by MassMutual as custodian of Massachusetts Mutual Variable Annuity Separate Account 4 ("the separate account").

                           ASSIGNMENT OF CERTIFICATE

   MassMutual will not be charged with notice of any assignment of a certificate or of the interest of any beneficiary or of any other person unless the assignment is in writing and MassMutual receives the original or a true copy thereof at its Annuity Service Center. MassMutual assumes no responsibility for the validity of any assignment.

   While the certificates are generally assignable, all non-tax qualified certificates must carry a non-transferability endorsement which precludes their assignment. For qualified certificates, the following exceptions and provisions should be noted:

   (1) No person entitled to receive annuity payments under a certificate or part or all of the certificate's value will be permitted to commute, anticipate, encumber, alienate or assign such amounts, except upon the written authority of the participant given during the annuitant's lifetime and received in good order by MassMutual at its Annuity Service Center. To the extent permitted by law, no certificate nor any proceeds or interest payable thereunder will be subject to the annuitant's or any other person's debts, contracts or engagements, nor to any levy or attachment for payment thereof;

   (2) If an assignment of a certificate is in effect on the maturity date, MassMutual reserves the right to pay to the assignee in one sum the amount of the certificate's maturity value to which he is entitled, and to pay any balance of such value in one sum to the participant, regardless of any payment options which the participant may have elected. Moreover, if an assignment of a certificate is in effect at the death of the annuitant prior to the maturity date, MassMutual will pay to the assignee in one sum, the death benefit amount which corresponds to the death benefit choice in effect at the time of the annuitant's death. (See Death Benefit in the prospectus);

   (3) Certificates used in connection with a tax-qualified retirement plan must be endorsed to provide that they may not be sold, assigned or pledged for any purpose unless they are owned by the trustee of a trust described in
Section 401(a) or by the administrator of an annuity plan described under
Section 403(a) of the Code; and

   (4) Certificates issued under a plan for an Individual Retirement Annuity pursuant to Section 408 of the Code must be endorsed to provide that they are non-transferable. Such certificates may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose by the Annuitant to any person or party other than MassMutual, except to a former spouse of the annuitant in accordance with the terms of a divorce decree or other written instrument incident to a divorce.

   Assignments may be subject to federal income tax.

                                 DISTRIBUTION

   MML Distributors, LLC ("MML Distributors"), is the principal underwriter of the certificates. MML Investors Services, Inc. ("MMLISI") serves as co-underwriter of the certificates. Both MML Distributors and MMLISI are broker-dealers registered with the Securities and Exchange Commission and members of the National Association of Securities Dealers, Inc. MML Distributors and MMLISI are indirect wholly-owned subsidiaries of MassMutual and affiliates of MassMutual.

   Pursuant to the Underwriting and Servicing Agreement, both MML Distributors and MMLISI will receive compensation for their activities as underwriters for the Separate Account. Commissions will be paid through MMLISI and MML Distributors to agents and selling brokers for selling the Certificates.

   MML Distributors may enter into selling agreements with other broker-dealers which are registered with the Securities and Exchange Commission and are members of the National Association of Securities Dealers, Inc. ("selling brokers"). Certificates are sold through agents who are licensed by state insurance officials to sell the Certificates. These agents are also registered representatives of selling brokers or of MMLISI.

   MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota, and Washington, and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio, and West Virginia.

   The offering is on a continuous basis.

                     PURCHASE OF SECURITIES BEING OFFERED

   MassMutual sells interests in the separate account to participants as accumulation units. Charges associated with such securities are discussed in the Expenses section of the prospectus. Any special purchase plan or exchange program offered by this certificate is mentioned in the prospectus.

                       ACCUMULATION UNITS AND UNIT VALUE

   During the accumulation phase, accumulation units shall be used to account for all amounts allocated to or withdrawn from the sub-accounts of the separate account as a result of purchase payments, withdrawals, transfers, or fees and charges. MassMutual will determine the number of accumulation units of a sub-account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the sub-account by the dollar value of one accumulation unit of the sub-account as of the end of the business day during which the transaction is received at the annuity service center.

   The accumulation unit value for each sub-account was arbitrarily set initially at $10. Subsequent accumulation unit values for each sub-account are determined for each day in which the New York Stock Exchange is open for business ("business day") by multiplying the accumulation unit value for the immediately preceding business day by the net investment factor for the sub-account for the current business day.

   The net investment factor for each sub-account is determined by dividing A by B and subtracting C where:

   A is (i) the net asset value per share of the funding vehicle or portfolio of a funding vehicle held by the sub-account for the current business day; plus (ii) any dividend per share declared on behalf of such funding vehicle or portfolio of a funding vehicle that has an ex-dividend date within the current business day; less (iii) the cumulative charge or credit for taxes reserved which is determined by MassMutual to have resulted from the operation or maintenance of the sub-account.

   B is the net asset value per share of the funding vehicle or portfolio held by the sub-account for the immediately preceding business day.

   C is the cumulative charge for the mortality and expense risk charge and for the administrative charge.

   The accumulation unit value may increase or decrease from business day to business day.

                       TRANSFERS DURING THE INCOME PHASE

   Transfers of annuity reserves between sub-accounts will be made by converting the number of annuity units attributable to the annuity reserves being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been with out the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

   The amount transferred to the general account from a sub-account will be based on the annuity reserves for the participant in that sub-account. Transfers to the general account will be made by converting the annuity units being transferred to purchase fixed annuity payments under the annuity option in effect and based on the age of the annuitant at the time of the transfer.

   See the Transfers During the Income Phase section in the prospectus for more information about transfers during the income phase.

                           PAYMENT OF DEATH BENEFIT

   MassMutual will require due proof of death before any death benefit is paid. Due proof of death will be:

   1. a certified death certificate;

   2. a certified decree of a court of competent jurisdiction as to the finding of death; or

   3. any other proof satisfactory to MassMutual.

   All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

   The beneficiary designation in effect on the date we issue the certificate will remain in effect until changed. Unless the participant provides otherwise, the death benefit will be paid in equal shares to the beneficiary(ies) as follows:

   1. to the primary beneficiary(ies) who survive the participant's and/or the annuitant's death, as applicable; or if there are none

   2. to the contingent beneficiary(ies) who survive the participant's and/or the annuitant's death, as applicable; or if there are none

   3. to the estate of the participant.

   You may name an irrevocable beneficiary(ies). In that case, a change of beneficiary requires the consent of any irrevocable beneficiary. If an irrevocable beneficiary is named, the participant retains all other rights.

   See the Death Benefit section in the prospectus for more information on death benefits.

                                ANNUITY PAYMENTS

   A variable annuity payment is an annuity with payments which; (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable sub-accounts of the separate account. Annuity payments also depend upon the age of the annuitant and any joint annuitant and the assumed interest factor utilized. The annuity table used will depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows;

       1. The dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each annuity payment. The number of annuity units remains fixed during the annuity period.

       2. For each sub-account, the fixed number of annuity units is multiplied by the annuity unit value on each subsequent annuity payment date.

       3. The total dollar amount of each variable annuity payment is the sum of all sub-account variable annuity payments.

   The number of annuity units is determined as follows:

   1. The number of annuity units credited in each sub-account will be determined by dividing the product of the portion of the certificate value to be applied to the sub-account and the annuity purchase rate by the value of one annuity unit in that sub-account on the annuity date. The purchase rates are set forth in the variable annuity rate tables in the certificate.

   2. For each sub-account, the amount of each annuity payment equals the product of the annuitant's number of annuity units and the annuity unit value on the payment date. The amount of each payment may vary.

   The value of any annuity unit for each sub-account of the separate account was arbitrarily set initially at $10. The sub-account annuity unit value at the end of any subsequent valuation period is determined as follows:

   1. The net investment factor for the current business day is multiplied by the value of the annuity unit for the sub-account for the immediately preceding business day.

   2. The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding business day. The assumed investment rate is based on an effective annual rate of 4%.

   The value of an annuity unit may increase or decrease from business day to business day. See the Income Phase section in the prospectus for more information.

                              PERFORMANCE MEASURES

   MassMutual may advertise certain performance-related information. This information reflects historical performance and is not intended to indicate or predict future performance.

Standardized Average Annual Total Return

   MassMutual will show standardized average annual total returns for each sub-account that has been in existence for more than one year. These returns assume you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects a deduction for the annual certificate maintenance charge and all other fund, separate account and certificate level charges, except premium taxes, if any.

   If a sub-account has been in existence for less than one year, MassMutual will show the aggregate total return. This assumes you made a single $1,000 payment at the beginning of the period and withdrew the entire amount at the end of the period. The return reflects the change in unit value.

Non-Standard Total Returns

   MassMutual will also show total returns based on historical performance of the sub-accounts and underlying funds. MassMutual may assume the certificates were in existence prior to their inception date, which they were not. Total return percentages will include all fund level and separate account level charges. They do not include the annual certificate maintenance charge, or premium taxes, if any. If these charges were included, returns would be less than those shown.

   Total Returns compare the value of an accumulation unit at the beginning of a period with the value of an accumulation unit at the end of the period.

   Average Annual Total Returns measure this performance over a period of time greater than one year. Average annual total returns compare values over a given period of time and express the percentage as an average annual rate.

   The performance figures will be calculated on the basis of the historical performance of the funds, and may assume the certificates were in existence prior to their inception date (which they were not). Beginning as of the date the certificates are available (inception date), actual accumulation unit values are used for the calculations.

   MassMutual may also show yield and effective yield for the Money Sub-Account over a seven-day period, which we then "annualize." This means that when we calculate yield, we assume that the amount of money the investment earns for the week is earned each week over a 52-week period. We show this as a percentage of the investment. We calculate the "effective yield" similarly but when we annualize the amount, we assume the income earned is re-invested. Therefore, the effective yield is slightly higher than the yield because of the compounding effect.

   These figures reflect as deduction for all fund, separate account and contract level charges assuming the contract remains in force. The figures do not reflect premium tax deductions, if any, which if included, would reduce the percentages reported.

                              FEDERAL TAX MATTERS

General

   Note: The following description is based upon MassMutual's understanding of current federal income tax law applicable to annuities in general. MassMutual cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. MassMutual does not guarantee the tax status of the certificates. Purchasers bear the complete risk that the certificates may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

   Section 72 of the Code governs taxation of annuities in general. An owner/participant is generally not taxed on increases in the value of a certificate until distribution occurs, either in the form of a lump sum payment or as annuity payments under the annuity option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the certificate. For non-qualified certificates, this cost basis is generally the purchase payments, while for qualified certificates there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

   For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the certificate (adjusted for any period or refund feature) bears to the expected return under the certificate. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the certificate (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the certificate has been recovered (i.e. when the total of the excludable amount equals the investment in the certificate) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the certificate within the meaning of Section 72 of the Code. Owner/participants, annuitants and beneficiaries under the certificates should seek competent financial advice about the tax consequences of any distributions.

   MassMutual is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from MassMutual, and its operations form a part of MassMutual.

Diversification

   Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity certificates. The Code provides that a variable annuity certificate will not be treated as an annuity certificate for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the certificate as an annuity contract would result in the imposition of federal income tax to the owner/participant with respect to earnings allocable to the certificate prior to the receipt of payments under the certificate. The Code contains a safe harbor provision which provides that annuity certificates such as the certificate meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

   On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable certificates such as the certificate. The regulations amplify the diversification requirements for variable certificates set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

   The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable certificates by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

   MassMutual intends that all investment portfolios underlying the certificates will be managed in such a manner as to comply with these diversification requirements.

   The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the separate account will cause the owner/participant to be treated as the owner of the assets of the separate account, thereby resulting in the loss of favorable tax treatment for the certificate. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

   The amount of owner/participant control which may be exercised under the certificate is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner/participant's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner/participant to be considered as the owner/participant of the assets of the separate account resulting in the imposition of federal income tax to the owner/participant with respect to earnings allocable to the certificate prior to receipt of payments under the certificate.

   In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the owner/participant being retroactively determined to be the owner/participant of the assets of the separate account.

   Due to the uncertainty in this area, MassMutual reserves the right to modify the certificate in an attempt to maintain favorable tax treatment.

Multiple Certificates

   The Code provides that multiple non-qualified annuity certificates which are issued within a calendar year to the same participant by one company or its affiliates are treated as one annuity certificate for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of certificates. Owner/participants should consult a tax adviser prior to purchasing more than one non-qualified annuity certificate in any calendar year.

Certificates Owned by Other than Natural Persons

   Under Section 72(u) of the Code, the investment earnings on premiums for the certificates will be taxed currently to the owner/participant if the owner/participant is a non-natural person, e.g., a corporation or certain other entities. Such certificates generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a certificate held by a trust or other entity as an agent for a natural person nor to certificates held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a certificate to be owned by a non-natural person.

Tax Treatment of Assignments

   An assignment or pledge of a certificate may be a taxable event. Owner/participants should therefore consult competent tax advisers should they wish to assign or pledge their certificates.

Income Tax Withholding

   All distributions or the portion thereof which is includible in the gross income of the owner/participant are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the owner/participant, in some cases, may elect not to have taxes withheld or to have withholding done at a different rate.

   Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). The 20% withholding requirement also may not apply to hardship distributions from a 401(k) plan or a tax-sheltered annuity made after December 31, 1998. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Tax Treatment of Withdrawals--Non-Qualified Certificates

   Section 72 of the Code governs treatment of distributions from annuity certificates. It provides that if the certificate value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. This treatment is applicable to withdrawals allocable to purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1992 and withdrawals from an annuity contract entered into after August 14, 1982. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2;
(b) after the death of the owner/participant; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

   With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% tax penalty), but for the exception, plus interest for the tax years in which the exception was used.

   The above information does not apply to qualified certificates. However, separate tax withdrawal penalties and restrictions may apply to such qualified certificates. (See "Tax Treatment of Withdrawals--Qualified Certificates" below.)

Qualified Plans

   The certificates offered herein are designed to be suitable for use under various types of qualified plans. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owner/participants, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the certificates issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into MassMutual's administrative procedures. Owner/participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the certificates comply with applicable law. Following are general descriptions of the types of qualified plans with which the certificates may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a certificate issued under a qualified plan.

   Certificates issued pursuant to qualified plans include special provisions restricting certificate provisions that may otherwise be available as described herein. Generally, certificates issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified certificates. (See "Tax Treatment of Withdrawals--Qualified Certificates" below.)

   On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The certificates sold by MassMutual in connection with qualified plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

 a. H.R. 10 Plans

   Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals--Qualified Certificates" below.) Purchasers of certificates for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

 b. Individual Retirement Annuities

   Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals--Qualified Certificates" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of certificates for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of certificates to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

  Roth IRAs

   Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

   Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

   Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution.

   Purchasers of certificates to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

 c. Corporate Pension and Profit-Sharing Plans

   Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the certificates to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals--Qualified Certificates" below.) Purchasers of certificates for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.


 d. Tax Sheltered Annuities

   Section 403(b) of the Code permits the purchase of "tax sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the certificates for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the certificates. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals-- Qualified Certificates" and "Tax Sheltered Annuities--Withdrawal Limitations" below.) Employee loans are not allowable under the certificates. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals--Qualified Certificates

   In the case of a withdrawal under a qualified certificate, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified certificate. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including certificates issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans), and 408 (Individual Retirement Annuities) and 408A (Roth IRAs). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the owner/participant or annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the owner/participant or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner/participant or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner/participant or annuitant (as applicable) and his or her designated beneficiary; (d) distributions to an owner/participant or annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the owner/participant or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner/participant or annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an IRA or the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the owner/participant or annuitant (as applicable) and his or her spouse and dependents if the owner/participant or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the owner/participant or annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an IRA made to the owner/participant or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner/participant or annuitant (as applicable) for the taxable year; and (i) distributions from an IRA made to the owner/participant or annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an IRA. The exception stated in (c) above applies to an IRA without the requirement that there be a separation from service.

   With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

   Generally, distributions from a qualified plan must begin no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an IRA Required distributions do not apply to a Roth IRA during the lifetime of the owner/participant. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed on the amount of the shortfall.

Tax Sheltered Annuities--Withdrawal Limitations

   The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the owner/participant: (1) attains age 59-1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code; or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the participant's value which represents contributions made by the owner/participant and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers between tax sheltered annuity plans. Participants should consult their own tax counsel or other tax adviser regarding any distributions.

Section 457 Deferred Compensation ("Section 457") Plans

   Employees of (and independent contractors who perform services for) certain state and local governmental units, or certain tax-exempt employers, may participate in a Section 457 plan of the employer, allowing them to defer part of their salary or other compensation. The amount deferred, and accrued income thereon, will not be taxable until it is paid or otherwise made available to the employee.

   The maximum amount that can be deferred under a Section 457 plan in any tax year is generally one-third of the employee's includible compensation, up to $8,000 (in 1999). Includible compensation means earnings for services rendered to the employer which are includible in the employee's gross income, excluding the contributions under the Section 457 plan or a Tax-Sheltered Annuity. Certain catch-up deferrals are permitted during the last three (3) years before an employee attains normal retirement age. The certificate purchased is issued to the employer, and the employee has no rights or vested interest in the certificate. All certificate value must be held for the exclusive benefit of the employee, and payments can only be made in accordance with Section 457 plan provisions. Presently, tax-free transfers of assets in a section 457 plan can only be made to another section 457 plan in certain limited cases.

   Purchasers of certificates for use with Section 457 plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

                                    EXPERTS

   We have included the financial statements of MassMutual in this Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as an expert in accounting and auditing.

   PricewaterhouseCoopers LLP's report on the statutory financial statements of MassMutual includes explanatory paragraphs relating to the use of statutory accounting practices rather than generally accepted accounting principles.

   We have not included financial statements for the Separate Account herein because, as of the date of this Statement of Additional Information, the sub-accounts available under the certificates had no assets.

   Effective July 22, 1999, MassMutual dismissed PricewaterhouseCoopers LLP as its independent certified public accountants and appointed Deloitte & Touche LLP, City Place, 185 Asylum Street, Hartford, CT 06103, as its independent certified public accountants. Deloitte & Touche LLP has not audited or reviewed the financial statements of MassMutual contained in this Statement of Additional Information.

Report Of Independent Accountants

To the Board of Directors and Policyholders of Massachusetts Mutual Life Insurance Company

We have audited the accompanying statutory statements of financial position of Massachusetts Mutual Life Insurance Company as of December 31, 1998 and 1997, and the related statutory statements of income and changes in policyholders' contingency reserves, and of cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements audited by us do not present fairly, in conformity with generally accepted accounting principles, the financial position of Massachusetts Mutual Life Insurance Company as of December 31, 1998 and 1997, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1998.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Massachusetts Mutual Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, on the basis of accounting described in Note 1.

PricewaterhouseCoopers LLP

Springfield, Massachusetts
February 25, 1999

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION

                                                      December 31,

                                                  1998             1997
                                                --------         --------

                                                      (In Millions)
Assets:
Bonds                                        $  25,215.8      $  23,508.2
Common stocks                                      296.3            354.7
Mortgage loans                                   5,916.5          5,245.8
Real estate                                      1,739.8          1,697.7
Other investments                                2,263.7          1,963.8
Policy loans                                     5,224.2          4,950.4
Cash and short-term investments                  1,123.3          1,941.2
                                             -----------      -----------
                                                41,779.6         39,661.8
Other assets                                     1,306.2          1,169.7
                                             -----------      -----------
                                                43,085.8         40,831.5
Separate account assets                         19,589.7         16,803.1
                                             -----------      -----------
                                             $  62,675.5      $  57,634.6
                                             ===========      ===========


                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

                                                            December 31,

                                                         1998          1997
                                                       --------      --------

                                                           (In Millions)
Liabilities:
Policyholders' reserves and funds                   $  35,277.0   $  33,783.2
Policyholders' dividends                                1,021.6         954.1
Policyholders' claims and other benefits                  332.4         353.4
Federal income taxes                                      634.9         436.5
Asset valuation and other investment reserves           1,053.4         973.4
Other liabilities                                       1,578.9       1,457.9
                                                    -----------   -----------
                                                       39,898.2      37,958.5
Separate account liabilities                           19,588.5      16,802.8
                                                    -----------   -----------
                                                       59,486.7      54,761.3
Policyholders' contingency reserves                     3,188.8       2,873.3
                                                    -----------   -----------
                                                    $  62,675.5   $  57,634.6
                                                    ===========   ===========


                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF INCOME

                                                           Years Ended December 31,

                                                        1998        1997        1996
                                                      --------    --------    --------

                                                               (In Millions)
Revenue:
Premium income                                       $ 7,482.2   $ 6,764.8   $ 6,328.6
Net investment income                                  2,956.8     2,870.2     2,834.4
Fees and other income                                    154.0       126.7       117.2
                                                     ---------   ---------   ---------
                                                      10,593.0     9,761.7     9,280.2
                                                     ---------   ---------   ---------
Benefits and expenses:
Policyholders' benefits and payments                   5,873.9     6,583.8     6,048.2
Addition to policyholders' reserves and funds          2,299.6       826.8       945.2
Operating expenses                                       509.5       450.8       428.0
Commissions                                              299.3       315.3       335.5
State taxes, licenses and fees                            88.1        81.5        96.4
Merger restructuring costs                                   -           -        66.1
                                                     ---------   ---------   ---------
                                                       9,070.4     8,258.2     7,919.4
                                                     ---------   ---------   ---------
Net gain before federal income taxes and dividends     1,522.6     1,503.5     1,360.8
Federal income taxes                                     199.3       284.4       276.7
                                                     ---------   ---------   ---------
Net gain from operations before dividends              1,323.3     1,219.1     1,084.1
Dividends to policyholders                               982.9       919.5       859.9
                                                     ---------   ---------   ---------
Net gain from operations                                 340.4       299.6       224.2
Net realized capital gain (loss)                          25.4       (42.5)       40.3
                                                     ---------   ---------   ---------
Net income                                           $   365.8   $   257.1   $   264.5
                                                     =========   =========   =========


                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CHANGES
IN POLICYHOLDERS' CONTINGENCY RESERVES

                                                                 Years Ended December 31,

                                                              1998        1997        1996
                                                            --------    --------    --------

                                                                      (In Millions)
Policyholders' contingency reserves,
  beginning of year                                         $2,873.3    $2,638.6    $2,600.9
                                                            --------    --------    --------
Increases (decreases) due to:
  Net income                                                   365.8       257.1       264.5
  Net unrealized capital gain (loss)                            17.4       119.1        (1.7)
  Change in asset valuation and other investment reserves      (81.0)      (76.0)     (142.4)
  Change in prior year policyholders' reserves                   8.6       (55.4)      (72.2)
  Other                                                          4.7       (10.1)      (10.5)
                                                            --------    --------    --------
                                                               315.5       234.7        37.7
                                                            --------    --------    --------
Policyholders' contingency reserves,
  end of year                                               $3,188.8    $2,873.3    $2,638.6
                                                            ========    ========    ========

                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

                                                                 Years Ended December 31,

                                                            1998         1997         1996
                                                          --------     --------     --------
                                                                     (In Millions)
Operating activities:
   Net income                                            $   365.8    $   257.1    $   264.5
   Addition to policyholders' reserves and funds,
     net of transfers to separate accounts                 1,472.8        421.3        426.7
   Net realized capital (gain) loss                          (25.4)        42.5        (40.3)
   Other changes                                              15.4       (108.1)      (286.1)
                                                         ---------    ---------    ---------
   Net cash provided by operating activities               1,828.6        612.8        364.8
                                                         ---------    ---------    ---------
Investing activities:
   Loans and purchases of investments                    (15,981.2)   (12,292.7)   (10,171.5)
   Sales or maturities of investments and receipts
      from repayment of loans                             13,334.7     12,545.7      8,539.3
                                                         ---------    ---------    ---------
   Net cash provided by (used in) investing activities    (2,646.5)       253.0     (1,632.2)
                                                         ---------    ---------    ---------
Increase (decrease) in cash and short-term investments      (817.9)       865.8     (1,267.4)
Cash and short-term investments, beginning of year         1,941.2      1,075.4      2,342.8
                                                         ---------    ---------    ---------
Cash and short-term investments, end of year             $ 1,123.3    $ 1,941.2    $ 1,075.4
                                                         =========    =========    =========

                 See notes to statutory financial statements.

Notes To Statutory Financial Statements

    Massachusetts Mutual Life Insurance Company ("the Company") is a mutual life insurance company and as such has no shareholders. The Company's primary business is individual life insurance, annuity and disability income products distributed primarily through career agents. The Company also provides either directly or through its subsidiaries, a wide range of pension products and services, as well as investment services to individuals, corporations and institutions in all 50 states and the District of Columbia.

    On March 1, 1996, the operations of the former Connecticut Mutual Life Insurance Company ("Connecticut Mutual") were merged into the Company. This merger was accounted for under the pooling of interests method of accounting. For the purposes of this presentation, these financial statements reflect historical amounts giving retroactive effect as if the merger had occurred on January 1, 1996 in conformity with the practices of the National Association of Insurance Commissioners ("NAIC") and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts. In 1996, merger-related expenses totaling $66.1 million were recorded in the Statutory Statement of Income. On the merger date, policyholders' reserves attributable to disability income contracts were strengthened by $75.0 million, investment reserves for real estate were increased by $49.8 million and net prepaid pension assets were increased by $10.4 million with all adjustments reflected as a charge to policyholders' contingency reserves.

    On March 31, 1996, the Company sold MassMutual Holding Company Two, Inc., a wholly-owned subsidiary, and its subsidiaries, including Mirus Life Insurance Company (formerly the MML Pension Insurance Company; currently doing business as "UniCARE"), which comprised the Company's group life and health business, to WellPoint Health Networks, Inc. The Company received total consideration of $402.2 million ($340.0 million in cash and $62.2 million in notes receivable) and recognized a before tax gain of $187.9 million. The Company, pursuant to a 1994 reinsurance agreement, cedes its group life, accident and health business to UniCARE.

1.  SUMMARY OF ACCOUNTING PRACTICES

    The accompanying statutory financial statements, have been prepared in conformity with the statutory accounting practices of the NAIC and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and are different in some respects from financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). The more significant differences are as follows: (a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality, morbidity and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals; (c) bonds are generally carried at amortized cost whereas GAAP generally requires they be reported at fair value; (d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP, and (e) payments received for universal and variable life products, variable annuities and investment related products are reported as premium income and changes in reserves, whereas under GAAP, these payments would be recorded as deposits to policyholders' account balances.

    In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in all states and is expected to become effective no later than January 1, 2001. The effect of adopting Codification shall be reported as an adjustment to policyholders' contingency reserves on the effective date. The Company is currently reviewing the impact of Codification; however, since the Division of Insurance of the Commonwealth of Massachusetts has not approved Codification, the ultimate impact cannot be determined at this time.

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in these financial statements.

    Certain 1997 and 1996 amounts have been reclassified to conform with the current year presentation.

    The following is a description of the Company's principal accounting policies and practices.

A.  Investments

    Bonds and stocks are valued in accordance with rules established by the NAIC. Generally, bonds are valued at amortized cost, preferred stocks in good standing at cost, and common stocks, except for unconsolidated subsidiaries, at fair value.

    Mortgage loans are valued at unpaid principal net of unamortized premium or discount. The Company discontinues the accrual of interest on mortgage loans which are delinquent more than 90 days or when collection is uncertain. Real estate is valued at cost less accumulated depreciation, impairment allowances and mortgage encumbrances. Encumbrances totaled $63.5 million in 1998 and $14.2 million in 1997. Depreciation on investment real estate is calculated using the straight-line and constant yield methods.

    Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

    Short-term investments are stated at amortized cost, which approximates fair value.

    Investments in unconsolidated subsidiaries and affiliates, joint ventures and other forms of partnerships are included in other investments on the Statutory Statement of Financial Position and are accounted for using the equity method.

    In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve ("AVR") and an Interest Maintenance Reserve ("IMR"). The AVR and other investment reserves stabilize the policyholders' contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments. The IMR captures after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments and interest related hedging activities. These interest rate related gains and losses are amortized into income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after tax capital gains of $189.1 million in 1998, $95.4 million in 1997 and $73.1 million in 1996 were charged to the IMR. Amortization of the IMR into net investment income amounted to $40.3 million in 1998, $31.0 million in 1997, and $26.9 million in 1996.

    Realized capital gains and losses, less taxes, not includible in the IMR, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in policyholders' contingency reserves.

B.  Separate Accounts

    Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of pension, variable annuity and variable life insurance contractholders. Assets consist principally of marketable securities reported at fair value. Premiums, benefits and expenses of the separate accounts are reported in the Statutory Statement of Income. The Company receives administrative and investment advisory fees from these accounts.

    Net transfers to separate accounts of $821.3 million, $355.7 million and $636.5 million in 1998, 1997 and 1996, respectively, are included in the addition of policyholders' reserves and funds.

C.  Non-admitted Assets

    Assets designated as "non-admitted" (principally certain furniture, equipment and other receivables) are excluded from the Statutory Statement of Financial Position by an adjustment to policyholders' contingency reserves.

D.  Policyholders' Reserves and Funds

    Policyholders' reserves for life insurance contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners' Reserve Valuation Method bases using the American Experience and the 1941, 1958 and 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 2.5 to 6.75 percent.

    Reserves for individual annuities, guaranteed investment contracts and deposit administration and immediate participation guarantee contracts are based on accepted actuarial methods principally at interest rates ranging from 2.25 to 11.25 percent. Reserves for policies and contracts considered investment contracts have a carrying value of $7,734.6 million and $8,077.9 million at December 31, 1998 and 1997, respectively with a fair value of $7,940.6 million and $8,250.0 million at December 31, 1998 and 1997, respectively, as determined by discounted cash flow projections.

    Disability income policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods and various morbidity tables.

    The Company made certain changes in the valuation of policyholders' reserves which increased policyholders' contingency reserves by $8.6 million in 1998 and decreased policyholders' contingency reserves by $55.4 million and $72.2 million in 1997 and 1996, respectively.

E.  Premium and Related Expense Recognition

    Life insurance premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Disability income premiums are recognized as revenue when due. Commissions and other costs related to issuance of new policies, maintenance and settlement costs are charged to current operations when incurred.

F.  Policyholders' Dividends

    The Board of Directors annually approves dividends to be paid in the following year. These dividends are allocated to reflect the relative contribution of each group of policies to policyholders' contingency reserves and consider investment and mortality experience, expenses and federal income tax charges. The liability for policyholders' dividends is equal to the estimated amount of dividends to be paid in the following calendar year.

G. Cash and Short-term Investments

   For purposes of the Statutory Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of twelve months or less to be short-term investments.

H. Policyholders' Contingency Reserves

   Policyholders' contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.

2. SURPLUS NOTES

   The Company issued surplus notes of $100.0 million at 7.50 percent and $250.0 million at 7.625 percent in 1994 and 1993, respectively. These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. Issuance was approved by the Commissioner of Insurance of the Commonwealth of Massachusetts ("the Commissioner").

   All payments of interest and principal are subject to the prior approval of the Commissioner. Sinking fund payments are due as follows: $62.5 million in 2021, $87.5 million in 2022, $150.0 million in 2023 and $50.0 million in 2024.

   Interest on the notes issued in 1994 is scheduled to be paid on March 1 and September 1 of each year, to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 1993 is scheduled to be paid on May 15 and November 15 of each year, to holders of record on the preceding May 1 or November 1, respectively. Interest expense is not recorded until approval for payment is received from the Commissioner. Interest of $26.6 million was approved and paid in 1998, 1997 and 1996.

   The proceeds of the notes, less a $24.4 million reserve in 1998, and a $28.3 million reserve in 1997 for contingencies associated with the issuance of the notes, are recorded as a component of the Company's policyholders' contingency reserves as permitted by the Division of Insurance. These surplus note reserves are included in asset valuation and other investment reserves on the Statutory Statement of Financial Position.

3. BENEFIT PLANS

   The Company provides multiple benefit plans to employees, agents and retirees including retirement plans and life and health benefits.

   Retirement Plans

   The Company has two non-contributory defined benefit plans covering substantially all of its employees. One plan includes active employees and retirees previously employed by Connecticut Mutual Life Insurance Company which merged with MassMutual in 1996; the other plan includes all other eligible employees and retirees. Benefits are based on the employees' years of service, compensation during the last five years of employment and estimated social security retirement benefits. The Company accounts for these plans following Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions". Accordingly, as permitted by the Massachusetts Division of Insurance, the Company has recognized a pension asset of $216.0 million and $157.4 million at December 31, 1998 and 1997, respectively. Company policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such requirements, no funding was required for the years ended December 31, 1998, and 1997. The assets of the plans are invested in the Company's general account and separate accounts.

   The Company also has defined contribution plans for employees and agents. The Company funds the plans by matching employee contributions, subject to statutory limits. Company contributions and any earnings on them are vested based on years of vesting service using a graduated vesting schedule in 20 percent increments over a five-year period.

   Life and Health

   Life and health insurance benefits are provided to employees and agents through group insurance contracts. Substantially all of the Company's employees and agents may become eligible for continuation of certain of these benefits if they retire as active employees or agents of the Company. The Company adopted the National Association of Insurance Commissioners' accounting standard for post retirement life and health benefit costs, requiring these benefits to be accounted for using the accrual method for employees and agents eligible to retire and current retirees. The initial transition obligation of $137.9 million is being amortized over twenty years through 2012. During 1998, the Company transferred the administration of the retiree life and health plan benefit obligations and supporting assets to an unconsolidated subsidiary.

   The status of the defined benefit plans as of December 31 is as follows:

                                         Retirement          Life and Health

                                      1998        1997       1998       1997
                                      ----        ----       ----       ----
                                                  (In Millions)
Accumulated benefit obligation
 at December 31                   $   822.8   $   663.1   $  185.6   $  145.9
Fair value of plan assets
 at December 31                     1,160.2     1,154.2       21.0       21.7
                                  ---------   ---------   --------   --------
Funded status                     $   337.4   $   491.1   $ (164.6)  $ (124.2)
                                  =========   =========   ========   ========

The following rates were used in determining the actuarial present value of the accumulated benefit obligations.

                                                      Retirement                 Life and Health

                                                1998             1997          1998           1997
                                                ----             ----          ----           ----
Discount rate                               6.75%             7.25%            6.75%         7.25%
Increase in future compensation
 levels                                     4.00-5.00%        4.00-5.00%       5.00%         5.00-5.50%
Long-term rate of return on assets          9.00-10.00%       9.00-10.00%      6.75%         6.75%
Assumed increases in medical cost
Rates in the first year                         -                -             7.00%         6.25-9.50%
declining to                                    -                -             4.25%         4.75-5.00%
within                                          -                -             5 years       5 years

A one percent increase in the annual assumed inflation rate in medical cost rates would increase the 1998 accumulated postretirement benefit liability and benefit expense by $9.2 million and $1.1 million, respectively. A one percent decrease in the annual assumed inflation rate in medical costs rates would decrease the 1998 accumulated postretirement benefit liability and benefit expense by $8.5 million and $1.0 million, respectively.

   The expense charged to operations for all employee benefit plans is $32.1 million in 1998, $23.9 million in 1997 and $38.1 million in 1996. In 1997, there was a significant reduction in plan participants in the Connecticut Mutual Plan which resulted in recognition of a pension plan curtailment gain of $10.7 million.

4. RELATED PARTY TRANSACTIONS

   The company has management and service contracts or cost sharing arrangements with various subsidiaries and affiliates whereby the Company, for a fee, will furnish a subsidiary or affiliate, as required, operating facilities, human resources, computer software development and managerial services. Fees earned under the terms of the contracts or arrangements were $205.0 million and $137.3 million for 1998 and 1997, respectively.

   The Company has reinsurance agreements with its subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, including stop-loss and modified coinsurance agreements on life insurance products. Total premiums assumed on these agreements were $38.4 million in 1998, $40.9 million in 1997 and $44.1 million in 1996.

5. FEDERAL INCOME TAXES

   Provision for federal income taxes is based upon the Company's estimate of its current tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of miscellaneous temporary differences, such as reserves, acquisition costs and restructuring costs and of permanent differences such as the equity tax, resulted in effective tax rates which differ from the statutory tax rate.

   The Company plans to file its 1998 federal income tax return on a consolidated basis with its eligible life affiliates and non-life affiliates. C.M. Life Insurance Company, which is not an eligible life affiliate, files a separate return. The Company and its eligible life insurance and non-life affiliates are subject to a written tax allocation agreement, which allocates the group's consolidated tax liability for payment purposes. Generally, the agreement provides that affiliates with losses shall be compensated for the use of their losses and credits by other affiliates.

   The Internal Revenue Service has completed examining the Company's income tax returns through the year 1992 for Massachusetts Mutual and 1995 for Connecticut Mutual, and is currently examining Massachusetts Mutual for the years 1993 and 1994. The Company believes adjustments which may result from such examinations will not materially affect its financial position.

   Components of the formula authorized by the Internal Revenue Service for determining deductible policyholder dividends have not been finalized for 1998 or 1997. The Company records the estimated effects of anticipated revisions in the Statutory Statement of Income.

   Federal tax payments were $152.4 million in 1998, $353.4 million in 1997 and $330.7 million in 1996.

6. INVESTMENTS

   The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment. In the normal course of business, the Company enters into commitments to purchase privately placed bonds and to issue mortgage loans.

A.  Bonds

    The carrying value and estimated fair value of bonds are as follows:

                                                      December 31, 1998
                                                      -----------------
                                                    Gross            Gross        Estimated
                                   Carrying       Unrealized       Unrealized       Fair
                                    Value           Gains            Losses         Value
                                  ----------      ----------       ----------     ----------
                                                       (In Millions)
U. S. Treasury securities        $   4,945.3      $    473.0       $   20.4       $   5,397.9
 and obligations of U. S.
 government corporations
 and agencies
Debt securities issued by               41.2             1.5            1.3              41.4
 foreign governments
Mortgage-backed securities           3,734.4           188.0           13.9           3,908.5
State and local governments            360.5            33.2            7.9             385.8
Corporate debt securities           14,133.3           845.3          118.4          14,860.2
Utilities                              885.8           102.6            0.3             988.1
Affiliates                           1,115.3             0.6            0.9           1,115.0
                                 -----------      ----------       --------       -----------
 TOTAL                           $  25,215.8      $  1,644.2       $  163.1       $  26,696.9
                                 ===========      ==========       ========       ===========

                                                       December 31, 1997
                                                       -----------------
                                                     Gross            Gross        Estimated
                                   Carrying       Unrealized       Unrealized        Fair
                                    Value            Gains           Losses          Value
                                  ----------      ----------       ----------     ----------
                                                         (In Millions)
U. S. Treasury securities        $   6,241.0      $    470.5       $   10.3       $   6,701.2
 and obligations of U. S.
 government corporations
 and agencies
Debt securities issued by               83.5             4.4            3.0              84.9
 foreign governments
Mortgage-backed securities           3,008.7           187.9            9.0           3,187.6
State and local governments            361.9            23.9             .6             385.2
Corporate debt securities           12,148.9           765.2           46.9          12,867.2
Utilities                              871.8           100.1            2.2             969.7
Affiliates                             792.4             2.8            1.0             794.2
                                 -----------      ----------       --------       -----------
 TOTAL                           $  23,508.2      $  1,554.8       $   73.0       $  24,990.0
                                 ===========      ==========       ========       ===========

   The carrying value and estimated fair value of bonds at December 31, 1998 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.


                                                                     Estimated
                                                    Carrying           Fair
                                                     Value             Value
                                                   ---------         ---------
                                                          (In Millions)
     Due in one year or less                       $   556.5         $   560.7
     Due after one year through five years           4,150.6           4,270.5
     Due after five years through ten years          8,622.8           9,045.0
     Due after ten years                             5,319.5           5,999.6
                                                   ---------         ---------
                                                    18,649.4          19,875.8
     Mortgage-backed securities, including
      securities guaranteed by the U.S.
      Government                                     6,566.4           6,821.1
                                                   ---------         ---------
      TOTAL                                        $25,215.8         $26,696.9
                                                   =========         =========


   Proceeds from sales of investments in bonds were $11,663.4 million during 1998, $11,427.8 million during 1997 and $6,390.7 million during 1996. Gross capital gains of $331.8 million in 1998, $200.7 million in 1997 and $188.8 million in 1996 and gross capital losses of $47.3 million in 1998, $68.8 million in 1997 and $255.5 million in 1996 were realized on those sales, portions of which were included in the IMR. The estimated fair value of non-publicly traded bonds is determined by the Company using a pricing matrix and quoted market prices for publicly traded bonds.

B. Stocks

   Common stocks, except for unconsolidated subsidiaries, had a cost of $238.4 million in 1998 and $250.3 million in 1997.

C. Mortgages

   The fair value of mortgage loans, as determined from a pricing matrix for performing loans and the estimated underlying real estate value for non-performing loans, was $6,178.8 million and $5,039.1 million at December 31, 1998 and 1997, respectively.

   The Company had restructured loans with book values of $126.6 million, and $202.3 million at December 31, 1998 and 1997, respectively. These loans typically have been modified to defer a portion of the contractual interest payments to future periods. Interest deferred to future periods totaled $0.1 million in 1998, $5.1 million in 1997 and $2.2 million in 1996. At December 31, 1998, scheduled commercial mortgage loan maturities were as follows:
   1999 - $341.0 million; 2000 - $333.0 million; 2001 - $305.2 million; 2002 -
   $210.6 million; 2003 - $299.0 million; and $3,106.4 million thereafter.

D. Policy Loans

   Policy loans are recorded at cost as it is not practicable to determine the fair value since they do not have a stated maturity.

E. Other

   Preferred stocks in good standing had fair values of $116.0 million in 1998 and $145.5 million in 1997, using a pricing matrix for non-publicly traded stocks and quoted market prices for publicly traded stocks.

   The carrying value of investments which were non-income producing for the preceding twelve months was $13.2 million and $5.7 million at December 31, 1998 and 1997, respectively.

7. PORTFOLIO RISK MANAGEMENT

   The Company manages its investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The fair values of these financial instruments, described below, which are not recorded in the financial statements, unless otherwise noted, are based upon market prices or prices obtained from brokers. The Company does not hold or issue these financial instruments for trading purposes.

   The notional amounts described do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

   The Company utilizes interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, the Company agrees to an exchange, at specified intervals, between streams of variable rate and fixed rate interest payments calculated by reference to an agreed-upon notional principal amount. Gains and losses realized on the termination of contracts are deferred and amortized through the IMR over the remaining life of the associated contract. IMR amortization is included in net investment income on the Statutory Statement of Income. Net amounts receivable and payable are accrued as adjustments to investment income and included in other assets on the Statutory Statement of Financial Position. At December 31, 1998 and 1997, the Company had swaps with notional amounts of $4,382.0 million and $3,220.2 million, respectively. The fair values of these instruments were $84.1 million at December 31, 1998 and $20.9 million at December 31, 1997.

   Options grant the purchaser the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. The Company's option contracts have terms of up to fifteen years. The amounts paid for options purchased are amortized into investment income over the life of the contract on a straight-line basis. Unamortized costs are included in other investments on the Statutory Statement of Financial Position. Gains and losses on these contracts are recorded at the expiration or termination date and are deferred and amortized through the IMR over the remaining life of the option contract. At December 31, 1998 and 1997, the Company had option contracts with notional amounts of $12,704.4 million and $5,388.2 million, respectively. The Company's credit risk exposure was limited to the unamortized costs of $92.5 million and $59.0 million, which had fair values of $161.9 million and $99.6 million at December 31, 1998 and 1997, respectively.

   Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a stated rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant the purchaser the right to receive the excess of a stated rate over a referenced interest rate calculated by reference to an agreed upon notional amount. Amounts paid for interest rate caps and floors are amortized into investment income over the life of the asset on a straight-line basis. Unamortized costs are included in other investments on the Statutory Statement of Financial Position. Amounts receivable and payable are accrued as adjustments to investment income and included in the Statutory Statement of Financial Position as other assets. Gains and losses on these contracts, including any unamortized cost, are recognized upon termination and are deferred and amortized through the IMR over the remaining life of the associated cap or floor agreement. At December 31, 1998 and 1997, the company had agreements with notional amounts of $4,337.9 million and $3,348.6 million, respectively. The Company's credit risk exposure on these agreements is limited to the unamortized costs of $22.7 million and $18.2 million at December 31, 1998 and 1997, respectively. The fair values of these instruments were $43.9 million and $23.4 million at December 31, 1998 and 1997, respectively.

   The Company enters into forward U.S. Treasury, and Government National Mortgage Association ("GNMA") and Federal National Home Mortgage Association ("FNMA") commitments for the purpose of managing interest rate exposure. The Company generally does not take delivery on forward commitments. These commitments are instead settled with offsetting transactions. Gains and losses on forward commitments are recorded when the commitment is closed and amortized through the IMR over the remaining life of the asset. At December 31, 1998 and 1997, the Company had U. S. Treasury, GNMA and FNMA purchase commitments which will settle during the following year with contractual amounts of $603.4 million and $1,100.7 million, respectively. The fair values of these commitments were $604.1 million and $1,117.6 million, including net unrealized gains of $0.7 million and $16.9 million at December 31, 1998 and 1997, respectively.

   The Company utilizes other agreements to reduce exposures to various risks. Notional amounts relating to these agreements totaled $384.2 million and $385.6 million at December 31, 1998 and 1997, respectively. The fair values of these instruments resulted in an unrealized gain of $7.2 million at December 31, 1998 and an unrealized loss of $6.8 million at December 31, 1997.

   The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $272.5 million and $146.7 million at December 31, 1998 and 1997, respectively. The Company monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. Additionally, collateral positions have been obtained with counterparties when considered prudent.

8. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

   MassMutual has two primary insurance subsidiaries, C.M. Life, which primarily writes variable annuities and universal life insurance, and MML Bay State, which primarily writes variable life and annuity business. MassMutual's wholly-owned non-insurance subsidiary MassMutual Holding Company, Inc. ("MMHC") owns subsidiaries which include retail and institutional asset management, registered broker dealer and international life and annuity operations.

   MassMutual accounts for the value of its investments in subsidiaries at their underlying net equity. Operating results for such subsidiaries are reflected as net unrealized capital gains in the Statement of Changes in Policyholders' Contingency Reserves. Net investment income is recorded by MassMutual to the extent that dividends are declared by the subsidiaries. The Company holds debt issued by MMHC and its subsidiaries of $1,111.3 million and $792.4 million at December 31, 1998 and 1997, respectively.

   Below is summarized financial information for the unconsolidated subsidiaries as of December 31 and for the year then ended:

                                                  1998            1997
                                                --------        --------
                                                     (In Millions)
   Domestic Life Insurance Subsidiaries:

     Total revenue                            $  1,151.4      $  1,086.9
     Net income (loss)                        $     (3.2)     $      1.1
     Assets                                   $  4,741.4      $  3,766.8
   Other Subsidiaries:

     Total revenue                            $  1,137.4      $    967.2
     Net income                               $     73.6      $     75.4
     Assets                                   $  2,839.5      $  2,018.8

9.  REINSURANCE

    The Company has reinsurance agreements with other insurance companies in the normal course of business. In addition, the Company cedes the remainder of its group life and health business to UniCARE. Premiums, benefits to policyholders and provisions for future benefits are stated net of reinsurance. The Company remains liable to the insured for the payment of benefits if the reinsurer cannot meet its obligations under the reinsurance agreements. Total premiums ceded were $183.9 million in 1998, $294.6 million in 1997 and $793.5 million in 1996.

10. BUSINESS RISKS AND CONTINGENCIES

    The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity.

    The Company is involved in litigation arising in and out of the normal course of its business. Management intends to defend these actions vigorously. While the outcome of litigation cannot be foreseen with certainty, it is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

11. SUBSIDIARIES AND AFFILIATED COMPANIES

    A summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 1998 is illustrated below. The Company provides management or advisory services to these companies. Subsidiaries are wholly-owned, except as noted.

    Parent
    ------
    Massachusetts Mutual Life Insurance Company

    Subsidiaries of Massachusetts Mutual Life Insurance Company
    -----------------------------------------------------------
     CM Assurance Company
     CM Benefit Insurance Company
     C.M. Life Insurance Company
     MassMutual Holding Company
     MassMutual of Ireland, Limited
     MML Bay State Life Insurance Company
     MML Distributors, LLC
     MassMutual Mortgage Finance, LLC

         Subsidiaries of MassMutual Holding Company
         ------------------------------------------
         GR Phelps & Co., Inc.
         MassMutual Holding Trust I
         MassMutual Holding Trust II
         MassMutual Holding MSC, Inc.
         MassMutual International, Inc.
         MML Investor Services, Inc.

         Subsidiaries of MassMutual Holding Trust I
         ------------------------------------------
         Antares Capital Corporation - 99.4%
         Charter Oak Capital Management, Inc. - 80.0%
         Cornerstone Real Estate Advisors, Inc.
         DLB Acquisition Corporation - 85.8%
         Oppenheimer Acquisition Corporation - 89.36%

         Subsidiaries of MassMutual Holding Trust II
         -------------------------------------------
         CM Advantage, Inc.
         CM International, Inc.
         CM Property Management, Inc.
         HYP Management, Inc.
         MMHC Investments, Inc.
         MML Realty Management
         Urban Properties, Inc.
         MassMutual Benefits Management, Inc.

         Subsidiaries of MassMutual International, Inc.
         ----------------------------------------------
         Compensa de Seguros de Vida S.A. - 33.5%
         MassLife Seguros de Vida (Argentina) S.A.
         MassMutual International (Bermuda) Ltd.
         Mass Seguros de Vida (Chile) S.A. - 33.5%
         MassMutual International (Luxembourg) S.A.

         MassMutual Holding MSC, Inc.
         ----------------------------
         MassMutual Corporate Value Limited - 40.93%
         9048 - 5434 Quebec, Inc.
         1279342 Ontario Limited

   Affiliates of Massachusetts Mutual Life Insurance Company
   ---------------------------------------------------------
   MML Series Investment Fund
   MassMutual Institutional Funds
   Oppenheimer Value Stock Fund

                                     PART C
                               OTHER INFORMATION

ITEM 24. Financial Statements and Exhibits

   (a) Financial Statements

 Financial Statements Included in Part A

   Condensed Financial Information

 Financial Statements Included in Part B

  The Registrant

   No financial statements for the Separate Account have been included because as of the date of this Registration Statement, the Sub-Accounts available under the certificates had no assets.

  The Depositor

   Report of Independent Accountants

   Statutory Statements of Financial Position as of December 31, 1998 and 1997

   Statutory Statements of Income for the years ended December 31, 1998, 1997 and 1996

   Statutory Statements of Changes in Shareholder's equity for the years ended December 31, 1998, 1997 and 1996

   Statutory Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996

   Notes to Statutory Financial Statements

   (b) Exhibits

    Exhibit 1 Resolution of Board of Directors of MassMutual authorizing the establishment of the Separate Account./5/

    Exhibit 2 Not Applicable.

    Exhibit 3 (i) Principal Underwriting Agreement./1/
             (ii) Variable Products Dealer Agreement./3/
             (iii) Underwriting and Servicing Agreement./1/

    Exhibit 4 Individual Certificate issued under a Group Variable Deferred Annuity Contract with Flexible Purchase Payments/7/

    Exhibit 5 Application Form./7/

    Exhibit 6 (i) Copy of Articles of Incorporation of MassMutual./5/
             (ii) Copy of the Bylaws of MassMutual./5/

    Exhibit 7 Not Applicable.

    Exhibit 8 (a) Form of Participation Agreement with Oppenheimer Variable Account Funds./2/
             (b) Form of Participation Agreement with Panorama Series Fund, Inc./2/

             (c) Form of Participation Agreement with T. Rowe Price Equity Series, Inc./3/

             (d) Form of Participation Agreement with Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, and Fidelity Variable Insurance Products Fund III./3/

             (e) Form of Participation Agreement with American Century Variable Portfolios, Inc./4/

             (f) Form of Participation Agreement with BT Insurance Funds
             Trust./8/

             (g) Form of Participation Agreement with Janus Aspen Series./8/

             (h) Form of Participation Agreement with Templeton Variable Products Series Fund./8/

             (i) Form of Participation Agreement with MFS Variable Insurance Trust./9/
    Exhibit 9 Opinion of and Consent of Counsel./7/

    Exhibit 10 (i) Consent of Independent Accountants,
               PricewaterhouseCoopers LLP./10/
             (ii) Powers of Attorney./5/
             (iii) Power of Attorney for Robert J. O'Connell and Thomas Wheeler./6/
             (iii) Power of Attorney for Roger G. Ackerman./4/
    Exhibit 11 Not Applicable.
    Exhibit 12 Not Applicable.
    Exhibit 13 Form of Schedule of Computation of Performance. [to be filed with Post-Effective Amendment #1]
    Exhibit 14 Not Applicable.
--------
/1 /Incorporated by reference to Pre-Effective Amendment No. 1 to Registration
   Statement 333-45039 filed on June 4, 1998.
/2 /Incorporated by reference to Registration Statement File No. 333-22557, filed on February 28, 1997.
/3 /Incorporated by reference to Initial Registration Statement No. 333-65887, filed on October 20, 1998.
/4 /Incorporated by reference to Pre-Effective Amendment No. 1 to Registration
   Statement No. 333-45039 filed on June 4, 1998.
/5 /Incorporated by reference to Initial Registration Statement No. 333-45039 filed on January 28, 1998.
/6 /Incorporated by reference to Pre-Effective Amendment No. 1 to Registration
   Statement No. 333-65887, filed on January 28, 1999.

/7 /Incorporated by reference to Initial Registration Statement No. 333-81015, filed on Form N-4 with the Commission on June 20, 1999.

/8 /Incorporated by reference to Pre-Effective Amendment No. 1 to Registration
   Statement No. 333-80991.

/9 /Incorporated by reference to Initial Registration Statement No. 333-65887 filed on October 20, 1998.

/10/Filed herewith.

ITEM 25. Directors And Officers Of The Depositor

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

    Name, Position, Business
            Address              Principal Occupation(s) During Past Five Years
    ------------------------     ----------------------------------------------
 Roger G. Ackerman, Director    Corning, Inc.
 One Riverfront Plaza, HQE 2     Chairman and Chief Executive Officer (since
 Corning, NY 14831              1996)
                                 President and Chief Operating Officer (1990-
                                1996)

 James R. Birle, Director       Resolute Partners, LLC
 2 Soundview Drive               Chairman (since 1997), Founder (1994)
 Greenwich, CT 06836             President (1994-1997)
                                Blackstone Group
                                 General Partner (1988-1994)

 Gene Chao, Director            Computer Projections, Inc.
 733 SW Vista Avenue             Chairman, President and CEO (since 1991)
 Portland, OR 97205

 Patricia Diaz Dennis, Director SBC Communications Inc.
 175 East Houston, Room 5-A-70   Senior Vice President--Regulatory and Public
 San Antonio, TX 78205            Affairs (since 1998)
                                 Senior Vice President and Assistant General
                                  Counsel (1995-1998)
                                Sullivan & Cromwell
                                 Special Counsel (1993-1995)

 Anthony Downs, Director        The Brookings Institution
 1775 Massachusetts Ave., N.W.   Senior Fellow (since 1977)
 Washington, DC 20036-2168

 James L. Dunlap, Director      Ocean Energy, Inc.
 1201 Louisiana, Suite 1400      Vice Chairman (since 1998)
 Houston, TX 77002-5603         United Meridian Corporation
                                 President and Chief Operating Officer (1996-
                                1998)
                                 Texaco, Inc.
                                 Senior Vice President (1987-1996)

 William B. Ellis, Director     Yale University School of Forestry and
 31 Pound Foolish Lane          Environmental  Studies Senior Fellow (since
 Glastonbury, CT 06033          1995)
                                Northeast Utilities
                                 Chairman of the Board (1993-1995) and
                                 Chief Executive Officer (1983-1993)

 Robert M. Furek, Director      Resolute Partners LLC
 1 State Street, Suite 2310      Partner (since 1997)
 Hartford, CT 06103             State Board of Trustees for the Hartford School
                                 System
                                 Chairman (since 1997)
                                Heublein, Inc.
                                 President and Chief Executive Officer (1987-
                                1996)

 Charles K. Gifford, Director   BankBoston, N.A.
 100 Federal Street              Chairman and Chief Executive Officer (since
 Boston, MA 02110               1996)
                                 President (1989-1996)
                                BankBoston Corporation
                                 Chairman (since 1998) and Chief Executive
                                Officer   (since 1995)
                                 President (1989-1996)

                                         Principal Occupation(s) During Past
   Name, Position, Business Address                   Five Years
   --------------------------------      -----------------------------------

 William N. Griggs, Director           Griggs & Santow, Inc.
 75 Wall Street, 20th Floor             Managing Director (since 1983)
 New York, NY 10005

 George B. Harvey, Director            Pitney Bowes
 One Landmark Square, Suite 1905        Chairman, President and CEO (1983-1996)
 Stamford, CT 06901

 Barbara B. Hauptfuhrer, Director      Director of various corporations (since
 1700 Old Welsh Road                   1972)
 Huntingdon Valley, PA 19006

 Sheldon B. Lubar, Director            Lubar & Co. Incorporated
 700 North Water Street, Suite 1200     Chairman (since 1977)
 Milwaukee, WI 53202

 William B. Marx, Jr., Director        Lucent Technologies
 5 Peacock Lane                         Senior Executive Vice President (1996-
 Village of Golf, FL 33436-5299        1996)
                                       AT&T Multimedia Products Group
                                        Executive Vice President and CEO
                                         (1994-1996)
                                       AT&T Network Systems Group
                                        Executive Vice President and CEO
                                         (1993-1994)

 John F. Maypole, Director             Peach State Real Estate Holding Company
 55 Sandy Hook Road - North             Managing Partner (since 1984)
 Sarasota, FL 34242

 Robert J. O'Connell, Director,        MassMutual
 President and Chief Executive Officer  President and Chief Executive Officer
 1295 State Street                       (since 1999)
 Springfield, MA 01111                 American International Group, Inc.
                                        Senior Vice President (1991-1998)
                                       AIG Life Companies
                                        President and Chief Executive Officer
                                         (1991-1998)

 Thomas B. Wheeler, Director           MassMutual
 and Chairman of the Board              Chairman of the Board (since 1996)
 1295 State Street                      President (1988-1996) and Chief
 Springfield, MA 01111                 Executive   Officer (1988-1999)

 Alfred M. Zeien, Director             The Gillette Company
 Prudential Tower                       Chairman and Chief Executive Officer
 Boston, MA 02199                        (1991-1999)

 Executive Vice Presidents:
 Lawrence V. Burkett, Jr.              MassMutual
 1295 State Street                      Executive Vice President and General
 Springfield, MA 01111                 Counsel   (since 1993)

 Peter J. Daboul                       MassMutual
 1295 State Street                      Executive Vice President and Chief
 Springfield, MA 01111                   Information Officer (since 1997)
                                        Senior Vice President (1990-1997)

 Name, Position, Business
         Address            Principal Occupation(s) During Past Five Years
 ------------------------   ----------------------------------------------

 John B. Davies           MassMutual
 1295 State Street         Executive Vice President (since 1994)
 Springfield, MA 01111     Associate Executive Vice President   (1994-1994)

 Daniel J. Fitzgerald     MassMutual
 1295 State Street         Executive Vice President (since 1994)
 Springfield, MA 01111     Corporate Financial Operations (1994-1997)
                           Senior Vice President (1991-1994)

 James E. Miller          MassMutual
 1295 State Street         Executive Vice President (since 1997 and   1987-
 Springfield, MA 01111    1996)
                          UniCare Life & Health
                           Senior Vice President (1996-1997)

 John V. Murphy           MassMutual
 1295 State Street         Executive Vice President (since 1997)
 Springfield, MA 01111    David L. Babson & Co., Inc.
                           Executive Vice President and Chief Operating
                            Officer (1995-1997)
                          Concert Capital Management, Inc.
                           Chief Operating Officer (1993-1995)

 Stuart H. Reese          MassMutual
 1295 State Street         Executive Vice President and Chief Investment
 Springfield, MA 01111      Officer (since 1999)
                           Chief Executive Director-Investment   Management
                          (1997-1999)
                           Senior Vice President (1993-1997)

 Joseph M. Zubretsky      MassMutual
 1295 State Street         Executive Vice President and Chief Financial
 Springfield, MA 01111      Officer (since 1997)
                          HealthSource
                           Chief Financial Officer (1996-1996)
                          Coopers & Lybrand
                           Partner (1990-1996)

ITEM 26. Persons Controlled By Or Under Common Control With The Depositor Or Registrant

   The assets of the Registrant, under state law, are assets of MassMutual.

   The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

   The discussion that follows indicates those entities owned directly or indirectly by MassMutual.

 A.  DIRECT SUBSIDIARIES OF MASSMUTUAL

 MassMutual is the sole owner of each subsidiary unless otherwise indicated.

   1. CM Assurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

   2. CM Benefit Insurance Company, a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

   3. C.M. Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company.

   4. MML Bay State Life Insurance Company, a Connecticut corporation which operates as a life and health insurance company.

   5. MML Distributors, LLC, a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual--99%; G.R. Phelps & Co., Inc.--1%)

   6. MassMutual of Ireland, Limited, a corporation organized in the Republic of Ireland which formerly operated to provide claims service to holders of MassMutual group life and accident and health insurance contracts. This subsidiary is inactive and will be dissolved in the near future.

   7. MassMutual Holding Company, a Delaware corporation which operates as a holding company for certain MassMutual entities.

   8. MassMutual Mortgage Finance, LLC, a Delaware limited liability company which makes, acquires, holds and sells mortgage loans.

 B. MASSMUTUAL HOLDING COMPANY GROUP

 MassMutual Holding Company is the sole owner of each subsidiary or affiliate unless otherwise indicated.

   1. G.R. Phelps & Co, Inc., a Connecticut corporation which formerly operated as a securities broker-dealer. This subsidiary is inactive and expected to be dissolved.

   2. MML Investors Services, Inc., a Massachusetts corporation which operates as a securities broker-dealer. (MassMutual Holding Company--86%; G.R. Phelps & Co., Inc.--14%)

   3. MassMutual Holding MSC, Inc., a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a "Massachusetts Security Corporation" under Chapter 63 of the Massachusetts General Laws.

   4. MassMutual Holding Trust I, a Massachusetts business trust which operates as a holding company for separately-staffed MassMutual investment subsidiaries.

   5. MassMutual Holding Trust II, a Massachusetts business trust which operates as a holding company for non-staffed MassMutual investment subsidiaries.

   6. MassMutual International, Inc., a Delaware corporation which operates as a holding company for those entities constituting MassMutual's international insurance operations.

 C. MML INVESTORS SERVICES, INC. GROUP

 Set forth below are the direct and indirect subsidiaries of MML Investors Services, Inc. The parent is the sole owner of each subsidiary unless otherwise indicated.

 Direct Subsidiaries of MML Investors Services, Inc.

   1. MML Insurance Agency, Inc., a Massachusetts corporation which operates as an insurance broker.

   2. MML Securities Corporation, a Massachusetts corporation which operates as a "Massachusetts Security Corporation" under Section 63 of the Massachusetts General Laws.

 Direct Subsidiaries of MML Insurance Agency, Inc.

   1. DISA Insurance Services of America, Inc., an Alabama corporation which operates as an insurance broker.

   2. Diversified Insurance Services of America, Inc., a Hawaii corporation which operates as an insurance broker.

   3. MML Insurance Agency of Mississippi, P.C., a Mississippi corporation which operates as an insurance broker.

   4. MML Insurance Agency of Nevada, Inc., a Nevada corporation which operates as an insurance broker.

   5. MML Insurance Agency of Ohio, Inc. an Ohio corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through a voting trust agreement.)

   6. MML Insurance Agency of Texas, Inc., a Texas corporation which operates as an insurance broker. (Controlled by MML Insurance Agency, Inc. through an irrevocable proxy arrangement.)

 D. MASSMUTUAL HOLDING MSC, INC. GROUP

 MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

   1. MassMutual Corporate Value Limited, a Cayman Islands corporation which holds a 90% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc.--46%)

   2. 9048-5434 Quebec, Inc., a Canadian corporation which operates as the owner of Hotel du Parc in Montreal, Quebec, Canada.

   3. 1279342 Ontario Limited, a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

 E. MASSMUTUAL HOLDING TRUST I GROUP

 Set forth below are the direct and indirect subsidiaries and affiliates of MassMutual Holding Trust I. The parent is the sole owner of each subsidiary unless otherwise indicated.

 Direct Subsidiaries of MassMutual Holding Trust I

   1. Antares Capital Corporation, a Delaware corporation which operates as a finance company. (MassMutual Holding Trust I--99%)

   2. Charter Oak Capital Management, Inc., a Delaware corporation which operates as a manager of institutional investment portfolios. (MassMutual Holding Trust I--80%)

   3. Cornerstone Real Estate Advisers, Inc., a Massachusetts corporation which operates as an investment adviser.

   4. DLB Acquisition Corporation, a Delaware corporation which operates as a holding company for the David L. Babson companies (MassMutual Holding Trust I--85%).

   5. Oppenheimer Acquisition Corp., a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding Trust I-- 89%).

 Direct Subsidiary of DLB Acquisition Corporation

   David L. Babson and Company Incorporated, a Massachusetts corporation which operates as an investment adviser.

 Direct Affiliates of David L. Babson and Company Incorporated

   1. Babson Securities Corporation, a Massachusetts corporation which operates as a securities broker-dealer.

   2. Babson-Stewart Ivory International, a Massachusetts general partnership which operates as an investment adviser. (David L. Babson and Company Incorporated--50%).

   3. Potomac Babson Incorporated, a Massachusetts corporation which operates as an investment adviser (David L. Babson and Company Incorporated--60%).

 Direct Subsidiary of Oppenheimer Acquisition Corp.

   OppenheimerFunds, Inc., a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

   Trinity Investment Management Corporation, a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

 Direct Subsidiaries of OppenheimerFunds, Inc.

   1. Centennial Asset Management Corporation, a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

   2. HarbourView Asset Management Corporation, a New York corporation which operates as an investment adviser.

   3. OppenheimerFunds Distributor, Inc., a New York corporation which operates as a securities broker-dealer.

   4. Oppenheimer Partnership Holdings, Inc., a Delaware corporation which operates as a holding company.

   5. Oppenheimer Real Asset Management, Inc., a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

   6. Shareholder Financial Services, Inc., a Colorado corporation which operates as a transfer agent for mutual funds.

   7. Shareholder Services, Inc., a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

 Direct Subsidiary of Centennial Asset Management Corporation

   Centennial Capital Corporation, a Delaware corporation which formerly sponsored a unit investment trust.

 Direct Affiliate of Cornerstone Real Estate Advisers, Inc.

   Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, Inc.--50%; MML Realty Management Corporation--50%).

 F. MASSMUTUAL HOLDING TRUST II GROUP

 MassMutual Holding Trust II is the sole owner of each subsidiary.

   1. CM Advantage, Inc., a Connecticut corporation which serves as a general partner of real estate limited partnerships. The subsidiary is largely inactive and will be dissolved in the near future.

   2. CM International, a Delaware corporation which is the issuer of collateralized mortgage obligation securities.

   3. CM Property Management, Inc., a Connecticut corporation which serves as the general partner of Westheimer 335 Suites Limited Partnership. The partnership holds a ground lease with respect to hotel property in Houston, Texas.

   4. HYP Management, Inc., a Delaware corporation which operates as the "LLC Manager" of MassMutual High Yield Partners II LLC, a high yield bond fund.

   5. MassMutual Benefits Management, Inc., a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

   6. MMHC Investment, Inc., a Delaware corporation which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

   7. MML Realty Management Corporation, a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

   8. Urban Properties, Inc., a Delaware corporation which serves as a general partner of real estate limited partnerships and as a real estate holding company.

 Direct Affiliate of MMHC Investment, Inc.

   MassMutual/Darby CBO IM Inc., a Delaware corporation which operates as the "LLC Manager" of MassMutual/Darby CBO LLC, a collateralized bond obligation fund. (MMHC Investment, Inc.--50%)

 Direct Affiliate of MML Realty Management Corporation

   Cornerstone Office Management, LLC, a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation--50%; Cornerstone Real Estate Advisers, Inc.-- 50%).

 G. MASSMUTUAL INTERNATIONAL, INC. GROUP

   Set forth below are the direct or indirect subsidiaries and affiliates of MassMutual International, Inc. The parent is the sole owner of each subsidiary or affiliate unless otherwise indicated.

 Direct Affiliates of MassMutual International, Inc.

   1. MassMutual Internacional (Argentina) S.A., a corporation organized in the Argentine Republic which operates as a holding company. (MassMutual International, Inc.--99%; MassMutual Holding Company--1%)

   2. MassMutual Internacional (Chile) S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International, Inc.--99%; MassMutual Holding Company--1%)

   3. MassMutual International (Bermuda) Ltd., a corporation organized in Bermuda which operates as a life insurance company.

   4. MassMutual International (Luxembourg) S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International, Inc.--99%; MassMutual Holding Company--1%)

   5. MassLife Seguros de Vida, S.A., a corporation organized in the Argentine Republic which operates as a life insurance company. (MassMutual International, Inc.--99.9%)

 Direct Subsidiaries of MassMutual Internacional (Argentina) S.A.

   MassMutual Services S.A., a corporation organized in the Argentine Republic which operates as a service company. (MassMutual Internacional (Argentina) S.A.--99%; MassMutual International, Inc.--1%)

 Direct Affiliate of MassMutual Internacional (Chile) S.A.

   1. Mass Seguros de Vida S.A., a corporation organized in the Republic of Chile which operates as a life insurance company. (MassMutual Internacional (Chile) S.A.--33.5%)

   2. Origen Inversiones S.A., a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual Internacional (Chile) S.A.-- 33.5%)

 Direct Subsidiary of Origen Inversiones S.A.

   Compania de Seguros Vida Corp S.A., corporation organized in the Republic of Chile which operates as an insurance company. (Origen Inversiones S.A.--99%)

 H. REGISTERED INVESTMENT COMPANY AFFILIATES

 Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

   1. DLB Fund Group, a Massachusetts business trust which operates as an open-end investment company advised by David L. Babson and Company Incorporated. MassMutual owns at least 25% of each series of shares issued by the fund.

   2. MML Series Investment Fund, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates.

   3. MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

   4. MassMutual Institutional Funds, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual.

   5. MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company. MassMutual serves as investment adviser to the trust.

   6. Oppenheimer Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. MassMutual and affiliates own a majority of certain series of shares issued by the fund.

   7. Panorama Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. All shares issued by the fund are owned by MassMutual and certain affiliates.

ITEM 27. Number Of Participants

   Not applicable because there were no certificates sold as of the date of this Registration Statement.

ITEM 28. Indemnification

   The Bylaws of MassMutual provide that:

   MassMutual directors and officers are indemnified under its by-laws. No indemnification is provided with respect to any liability to any entity which is registered as an investment company under the Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MassMutual pursuant to the foregoing provisions, or otherwise, MassMutual has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MassMutual of expenses incurred or paid by a director, officer or controlling person of MassMutual in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MassMutual will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29. Principal Underwriters

   (a) MML Distributors, LLC, a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

   (b)(1) MML Distributors, LLC, is the principal underwriter for the certificates. The following people are officers and member representatives of the principal underwriter.

                      OFFICERS AND MEMBER REPRESENTATIVES
                             MML DISTRIBUTORS, LLC

Kenneth M. Rickson  Member Representative               One Monarch Place
                    G.R. Phelps & Co., Inc.             1414 Main Street
                                                        Springfield, MA 01144-1013

Margaret Sperry     Member Representative               1295 State Street
                    Massachusetts Mutual Life           Springfield, MA 01111-0001
                    Insurance Co.

Kenneth M. Rickson  Chief Executive Officer,            One Monarch Place
                    President,                          1414 Main Street
                    and Main OSJ Supervisor             Springfield, MA 01144-1013

John E. Forrest     Vice President                      One Monarch Place
                                                        1414 Main Street
                                                        Springfield, MA 01144-1013

Michael L. Kerley   Vice President                      One Monarch Place
                    Assistant Secretary                 1414 Main Street
                                                        Springfield, MA 01144-1013

Ronald E. Thomson   Vice President                      One Monarch Place
                                                        1414 Main Street
                                                        Springfield, MA 01144-1013

James T. Bagley   Treasurer                           1295 State Street
                                                      Springfield, MA 01111

Bruce C. Frisbie  Assistant Treasurer                 1295 State Street
                                                      Springfield, MA 01111-0001

Raymond W. Anderson   Assistant Treasurer                 140 Garden Street
                                                          Hartford, CT 06154

Ann F. Lomeli         Secretary                           1295 State Street
                                                          Springfield, MA 01111-0001

Marilyn A. Sponzo     Chief Legal Officer                 One Monarch Place
                      Assistant Secretary                 1414 Main Street
                                                          Springfield, MA 01144-1013

Robert Rosenthal      Compliance Officer                  One Monarch Place
                                                          1414 Main Street
                                                          Springfield, MA 01144-1013

Melissa Thompson      Registration Manager                One Monarch Place
                                                          1414 Main Street
                                                          Springfield, MA 01144-1013

Ruth B. Howe          Director of Continuing Education    One Monarch Place
                                                          1414 Main Street
                                                          Springfield, MA 01144-1013

Peter D. Cuozzo       Variable Life Supervisor and        140 Garden Street
                      Hartford OSJ Supervisor             Hartford, CT 06154

Anne Melissa Dowling  Large Corporate Markets Supervisor  140 Garden Street
                                                          Hartford, CT 06154

   (b)(2) MML Investors Services, Inc. is the co-underwriter of the certificates. The following people are the officers and directors of the co-underwriter.

                          MML INVESTORS SERVICES, INC.
                             OFFICERS AND DIRECTORS

             Officer                                      Business Address
             -------                                      ----------------
      Kenneth M. Rickson                             One Monarch Place
      President                                      1414 Main Street
                                                     Springfield, MA 01144-1013

      Michael L. Kerley                              One Monarch Place
      Vice President, Chief Legal Officer,           1414 Main Street
      Chief Compliance Officer, Assistant Secretary  Springfield, MA 01144-1013

      Ronald E. Thomson                              One Monarch Place
      Vice President, Treasurer                      1414 Main Street
                                                     Springfield, MA 01144-1013

      Ann F. Lomeli                                  1295 State Street
      Secretary/Clerk                                Springfield, MA 01111

      John E. Forrest                                One Monarch Place
      Vice President                                 1414 Main Street
      National Sales Director                        Springfield, MA 01144-1013

      Marilyn A. Sponzo                              One Monarch Place
      Assistant Secretary                            1414 Main Street
                                                     Springfield, MA 01144-1013

             Officer                                Business Address
             -------                                ----------------
      James Furlong                      One Monarch Place
      Chief Operations Officer           1414 Main Street
                                         Springfield, MA 01144-1013

      James T. Bagley                    One Monarch Place
      Controller                         1414 Main Street
                                         Springfield, MA 01144-1013

      David Deonarine                    One Monarch Place
      Sr. Registered Options Principal   1414 Main Street
      Compliance Registered Options      Springfield, MA 01144-1013
      Principal

      Nicholas J. Orphan                 245 Peach Tree Center Ave., Suite 2330
      Regional Supervisor (South)        Atlanta, GA 30303

      Robert W. Kumming                  1295 State Street
      Retirement Services Regional Su-   Springfield, MA 01111
      pervisor (East/Central)

      Peter J. Zummo                     1295 State Street
      Retirement Services Regional Su-   Springfield, MA 01111
      pervisor (South/West)

      Bruce Lukowiak                     6263 North Scottsdale Rd., Suite 222
      Regional Supervisor (West)         Scottsdale, AZ 85250

      Gary L. Greenfield                 1 Lincoln Center, Suite 1490
      Regional Supervisor (Central)      Oakbrook Terrace, IL 60181

      Burvin E. Pugh, Jr.                1295 State Street
      Chief Agency Field Force Supervi-  Springfield, MA 01111
      sor

      John P. McCloskey                  1295 State Street
      Regional Supervisor (East)         Springfield, MA 01144

      Robert J. O'Connell                1295 State Street
      Chairman of the Board of Direc-    Springfield, MA 01144
      tors

      Susan Alfano                       1295 State Street
      Director                           Springfield, MA 01111

      Lawrence V. Burkett, Jr.           1295 State Street
      Director                           Springfield, MA 01111

      John B. Davies                     1295 State Street
      Director                           Springfield, MA 01111

      Anne Melissa Dowling               140 Garden Street
      Director                           Hartford, CT 01654

      Douglas J. Jangraw                 140 Garden Street
      Director                           Hartford, CT 01654

      Burvin E. Pugh, Jr.                1295 State Street
      Director                           Springfield, MA 01111

ITEM 30. Location of Accounts and Records

   All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant at 140 Garden Street, Hartford CT.

ITEM 31. Management Services

   Not Applicable.

ITEM 32. Undertakings

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity certificates may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a certificate offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

   d. Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the individual certificates issued under a group deferred variable annuity contract with flexible purchase payments described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Massachusetts Mutual Variable Annuity Separate Account 4, certifies that it has caused this Pre-Effective Amendment No. 1 to Registration Statement No. 333-81015 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 8th day of September, 1999.

Massachusetts Mutual Variable
 Annuity Separate Account/4/

Massachusetts Mutual Life Insurance
 Company (Depositor)

       /s/ Robert J. O'Connell*
By: _________________________________
   Robert J. O'Connell,President and
        Chief Executive Officer

Massachusetts Mutual Life Insurance
 Company

          /s/ Richard M. Howe
By: _________________________________     On September 8, 1999, as
           *Richard M. Howe                Attorney-in-Fact pursuant
                                           to powers of attorney.

   As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement No. 333-81015 has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ Robert J. O'Connell*        President and Chief         September 8, 1999
______________________________________  Executive Officer
         Robert J. O'Connell

       /s/ Joseph M. Zubretsky*        Executive Vice President,   September 8, 1999
______________________________________  Chief Financial Officer &
         Joseph M. Zubretsky            Chief Accounting Officer

        /s/ Roger G. Ackerman*         Director                    September 8, 1999
______________________________________
          Roger G. Ackerman

         /s/ James R. Birle*           Director                    September 8, 1999
______________________________________
            James R. Birle

            /s/ Gene Chao*             Director                    September 8, 1999
______________________________________
           Gene Chao, Ph.D.

      /s/ Patricia Diaz Dennis*        Director                    September 8, 1999
______________________________________
         Patricia Diaz Dennis

              Signature                          Title                   Date
              ---------                          -----                   ----

          /s/ Anthony Downs*           Director                    September 8, 1999
______________________________________
            Anthony Downs

         /s/ James L. Dunlap*          Director                    September 8, 1999
______________________________________
           James L. Dunlap

        /s/ William B. Ellis*          Director                    September 8, 1999
______________________________________
       William B. Ellis, Ph.D.

         /s/ Robert M. Furek*          Director                    September 8, 1999
______________________________________
           Robert M. Furek

       /s/ Charles K. Gifford*         Director                    September 8, 1999
______________________________________
          Charles K. Gifford

        /s/ William N. Griggs*         Director                    September 8, 1999
______________________________________
          William N. Griggs

        /s/ George B. Harvey*          Director                    September 8, 1999
______________________________________
           George B. Harvey

     /s/ Barbara B. Hauptfuhrer*       Director                    September 8, 1999
______________________________________
        Barbara B. Hauptfuhrer

        /s/ Sheldon B. Lubar*          Director                    September 8, 1999
______________________________________
           Sheldon B. Lubar

      /s/ William B. Marx, Jr.*        Director                    September 8, 1999
______________________________________
         William B. Marx, Jr.

         /s/ John F. Maypole*          Director                    September 8, 1999
______________________________________
           John F. Maypole

        /s/ Thomas B. Wheeler*         Director                    September 8, 1999
______________________________________
          Thomas B. Wheeler

         /s/ Alfred M. Zeien*          Director                    September 8, 1999
______________________________________
           Alfred M. Zeien

         /s/ Richard M. Howe           On September 8, 1999, as
*By: _________________________________  Attorney-in-Fact pursuant
           *Richard M. Howe             to powers of attorney.

                                 EXHIBIT INDEX

 10(i) Consent of Independent Public Accountants